Exhibit 99.7

HUDBAY MINERALS INC.

ANNUAL INFORMATION FORM

FOR THE

YEAR ENDED DECEMBER 31, 2009

March 31, 2010

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	1
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES	1
CURRENCY PRESENTATION AND EXCHANGE RATE DATA	2
DOCUMENTS INCORPORATED BY REFERENCE	2
CORPORATE STRUCTURE	3
Incorporation and Registered Office	3
Intercorporate Relationships	3
Summary	4
Three Year History	4
DESCRIPTION OF OUR BUSINESS	6
Principal Assets	6
Our Strategy	7
Products and Marketing	24
Employees	24
Corporate Social Responsibility	25
RISK FACTORS	26
DESCRIPTION OF CAPITAL STRUCTURE	34
Common Shares	34
Preference Shares	34
Rights	34
Normal Course Issuer Bid	35
DIVIDENDS	35
MARKET FOR SECURITIES	35
Price Range and Trading Volume	35
DIRECTORS AND OFFICERS	36
Board of Directors	36
Executive Officers	37
Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions	39
Conflict of Interest	40
AUDIT COMMITTEE DISCLOSURE	41
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	42
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	43
TRANSFER AGENT AND REGISTRAR	43
MATERIAL CONTRACTS	43
INTEREST OF EXPERTS	43
ADDITIONAL INFORMATION	43
SCHEDULE A GLOSSARY OF MINING TERMS	A-1
SCHEDULE B FENIX PROJECT	B-1
SCHEDULE C AUDIT COMMITTEE CHARTER	C-1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This annual information form (“AIF”) contains “forward-looking information”, within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to HudBay Minerals Inc.’s exploration expenditures and activities and the possible success of such exploration activities, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, mineral pricing, debt repayment, reclamation costs, the economic outlook, currency fluctuations, government regulation of mining operations, environmental risks, mine life projections, the availability of third party concentrate, business and acquisition strategies and the timing and possible outcome of pending litigation. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in this AIF under the heading “Risk Factors”. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF

MEASURED, INDICATED AND INFERRED RESOURCES

This AIF uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

CURRENCY PRESENTATION AND EXCHANGE RATE DATA

This AIF contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars, and United States dollars are referred to as “United States dollars” or “US$”.

The closing, high, low and average exchange rates for the United States dollar in terms of the Canadian dollar for each of the three years ended December 31, 2009, 2008 and 2007, as reported by the Bank of Canada, are as follows:

	2009	2008	2007
Closing	$1.05	$1.22	$0.99
High	$1.30	$1.30	$1.19
Low	$1.03	$0.97	$0.91
Average(1)	$1.14	$1.07	$1.08

Note:

(1)	Calculated as an average of the daily noon rates for each period.

On March 30, 2010, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.02.

CONVERSION TABLE

To Convert	To	Multiply by
Tonnes	Tons	1.102311
Tonnes	Pounds	2204.62
Grams	Troy ounces	0.032151
Grams/tonne	Troy ounces/ton	0.029167
Hectares	Acres	2.47105
Kilometers	Miles	0.62137
Meters	Feet	3.28084

DOCUMENTS INCORPORATED BY REFERENCE

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this AIF to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this AIF after it has been modified or superseded.

Reference is made to the Glossary of Mining Terms attached as Schedule “A” to this AIF.

Unless the context suggests otherwise, references to “we”, “us”, “our” and similar terms, as well as references to “HudBay”, refer to HudBay Minerals Inc.

CORPORATE STRUCTURE

Incorporation and Registered Office

We were formed by the amalgamation of Pan American Resources Inc. and Marvas Developments Ltd. on January 16, 1996, pursuant to the Business Corporations Act (Ontario). On March 12, 2002, the amalgamated company, Pan American Resources Inc., acquired ONTZINC Corporation, a private Ontario corporation, through a reverse takeover and changed its name to ONTZINC Corporation. On December 21, 2004, ONTZINC Corporation acquired Hudson Bay Mining and Smelting Co., Limited (“HBMS”) and changed its name to HudBay Minerals Inc. In connection with the acquisition of HBMS, on December 21, 2004, we amended our articles to consolidate our common shares on a 30 to one basis. On October 25, 2005, we were continued under the Canada Business Corporations Act (“CBCA”).

Our registered office is located at 2200 - 201 Portage Avenue, Winnipeg, Manitoba R3B 3L3 and our principal executive office is located at 1 Adelaide Street East, Suite 2501, Toronto, Ontario M5C 2V9.

Intercorporate Relationships

The following chart shows our principal subsidiaries, their jurisdiction of incorporation and the percentage of voting securities we beneficially own or over which we have control or direction.

Notes:

(1)	Hudson Bay Mining and Smelting Co., Limited owns our 777, Trout Lake and Chisel North Mines.
(2)	HudBay USA Inc. indirectly owns our White Pine Copper Refinery.
(3)	Compañia Guatemala de Niquel S.A. owns, through subsidiaries, our Fenix nickel project.
(4)	Hudson Bay Exploration and Development Company Limited (“HBED”) owns our key exploration properties and acts as agent for HBMS.
(5)	Our Zochem zinc oxide business was transferred from HBMS to Zochem Inc. effective January 1, 2010.

GENERAL DEVELOPMENT OF OUR BUSINESS

Summary

We are a Canadian mining company with assets in North and Central America, principally focused on the discovery, production and marketing of base metals. For the past 80 years, we and our predecessors have had mining and related operations in the prolific Flin Flon Greenstone Belt in northern Manitoba and Saskatchewan. We have developed 26 mines and produced more than 140 million tonnes of ore.

Three Year History

Board and Executive Transition

2009 saw significant change at our Company. Our previous board of directors (the “Previous Board”) resigned on March 23, 2009 following the resolution of a proxy contest initiated by SRM Global Master Fund Limited Partnership and on that date the current board of directors was appointed (the “Board Transition”). In connection with the Board Transition, Colin K. Benner resigned as interim Chief Executive Officer (“CEO”) and Peter R. Jones was appointed CEO. Mr. Benner had replaced Allen J. Palmiere, who resigned as CEO on March 9, 2009.

On November 12, 2009 we announced that Mr. Jones would be retiring, effective December 31, 2009, and the Company’s President and Chief Operating Officer, Michael D. Winship, was resigning from the Company. We also announced on that date that W. Warren Holmes had been appointed Executive Vice Chairman and, since January 1, 2010, Mr. Holmes has been serving as interim CEO pending the appointment of a new CEO.

Commencement of Ramp Access to the Lalor Deposit

On October 8, 2009 we announced that our board approved an $85 million expenditure to fund Phase 1 of the development of our Lalor deposit, located near Snow Lake, Manitoba. Phase 1 work includes the development of an access ramp from our Chisel North mine to the deposit, detailed engineering and trade-off studies and locating the ore hoist shaft. The Lalor deposit includes a zinc-rich base metals zone, a gold zone consisting of five discrete mineralized lenses, and a copper-gold zone, which was announced in September 2009 and which is currently under exploration. Subject to receiving regulatory approvals, the ramp is expected to enable early production of zinc ore, which is expected to provide feed to our Snow Lake concentrator and concentrate to our Flin Flon zinc plant. The ramp is also expected to provide access to the gold zone for additional underground exploration of this zone and the copper-gold zone. Development of the ramp commenced in December 2009 and is expected to take 30 months to complete.

On November 20, 2009 we filed a National Instrument 43-101 (“NI 43-101”) technical report containing a mineral resource estimate of the zinc-rich base metals zone and a conceptual estimate of the quantity and grade of the gold zone. Because updating the gold zone to a NI 43-101 compliant measured and indicated resource will only be possible after underground drilling has taken place, the gold zone is not yet sufficiently defined to allow for inclusion in a comprehensive feasibility study for the project and we do not presently intend to complete such a feasibility study prior to commencing subsequent phases of development at Lalor. However, we will ensure that appropriate levels of engineering and design work are conducted to support key project decisions on design, scope and implementation.

Re-Start of Chisel North Mine and Snow Lake Concentrator

On October 30, 2009 we announced the re-start of operations at our Chisel North mine and Snow Lake concentrator, which were placed on care and maintenance in the first quarter of 2009 due to depressed metals prices. In connection with the re-start of Chisel North, we entered into a hedge of approximately 50% of our anticipated zinc production from Chisel North at an average price of approximately US$1.01 per pound of zinc. This forward sale is intended to ensure that Chisel North remains economic at lower zinc prices while providing unfettered upside for the remaining 50% of production. Full production from the Chisel North mine is expected in the second quarter of 2010 and, along with early zinc production from the ramp to the Lalor deposit, is expected to provide a source of zinc feed to our Flin Flon zinc plant pending full production at Lalor, which is expected in 2014.

Entry into Option Agreements

We entered into a subscription, option and joint venture agreement with Aquila Resources Inc. (“Aquila”) on August 6, 2009. Pursuant to this agreement, we subscribed for a 14.9% equity interest in Aquila for $2 million. In addition, we received an option to acquire up to a 65% joint venture interest in Aquila’s Back Forty Project in Menominee County Michigan, which is an advanced exploration-stage volcanic massive sulphide (“VMS”) deposit containing zinc, gold, copper and silver. Upon incurring expenditures on the project of US$10 million, we will receive a 51% interest in the project and we can further increase our interest to 65% by completing a feasibility study and making applications for permitting. Our interest can be further increased to 75% if the Back Forty Project is put into production and Aquila elects to have us fund their share of development costs, which would be repaid out of project cash flows. Our board of directors has approved expenditures of up to $18.5 million to the end of 2010 for this project.

We also entered into an option agreement with Halo Resources Ltd. (“Halo”), pursuant to which we may earn up to a 67.5% joint venture interest in Halo’s Cold and Lost properties in the Sherridon VMS District in Manitoba, located approximately 115 kilometers by road from our facilities in Flin Flon. We can acquire a 51% interest by making aggregate cash payments to Halo of $800,000 and completing work expenditures of $1.35 million, in each case within two years. We can increase our interest to 60% by funding and completing a feasibility study within the next four years and paying $2 million in cash to Halo, and we may further increase our interest to 67.5% by paying Halo an additional $2.5 million prior to commencement of commercial production.

On March 4, 2010 we announced that, through a subsidiary, we entered into a letter of intent with VMS Ventures Inc. (“VMS Ventures”) respecting our Reed Lake property in the Flin Flon Greenstone Belt, which is presently under option to VMS Ventures, and adjacent claims held by VMS Ventures. The letter of intent contemplates that we will enter into a joint venture agreement with VMS Ventures whereby we would hold a 70% interest in the Reed Lake property and the two claims immediately south of the Reed Lake property and VMS Ventures would hold a 30% interest. The letter of intent also contemplates that we would enter into an option agreement which would grant us an option to acquire a 70% interest in four adjacent properties held by VMS Ventures. The establishment of the joint venture and option arrangements is contingent on the completion of mutually satisfactory definitive agreements.

Closure of Copper Smelter and White Pine Refinery

We announced on June 18, 2009 that we intended to close our Flin Flon copper smelter prior to July 1, 2010 and our White Pine copper refinery shortly thereafter. We expect to enter into an agreement in the near future with a third party purchaser to sell approximately 60% of our copper concentrate production on benchmark terms. We intend to sell the remainder of our copper concentrate production under shorter-term contracts.

Arrangement Agreement with Lundin Mining Corporation and Share Subscription

On November 21, 2008 we entered into an arrangement agreement (the “Arrangement Agreement”) with Lundin Mining Corporation (“Lundin”) pursuant to which we would have acquired all of the issued and outstanding common shares of Lundin. Also on November 21, 2008 we entered into a subscription agreement with Lundin whereby we agreed to acquire 96,997,492 common shares of Lundin at a price of $1.40 per share (the “Share Subscription”), with aggregate gross proceeds to Lundin of $135.8 million. The Share Subscription was completed on December 11, 2008, and on its completion we held 19.9% of the issued and outstanding Lundin common shares.

On January 23, 2009 the Ontario Securities Commission (“OSC”) set aside a decision of the Toronto Stock Exchange (“TSX”) granting conditional approval for the listing of the HudBay common shares to be issued as consideration pursuant to the Arrangement Agreement. The OSC determined in its decision that HudBay shareholder approval of the acquisition of Lundin was required as a condition to the listing of the additional common shares.

After the Previous Board concluded that we were not likely to receive the requisite shareholder approval, we entered into a termination agreement with Lundin (the “Termination Agreement”) on February 23, 2009, which provided for the termination of the Arrangement Agreement.

On May 26, 2009 we sold all of the Lundin shares we acquired in the Share Subscription for gross proceeds of approximately $236 million, representing a gain of approximately $100 million.

Acquisition of Skye Resources Inc.

On August 26, 2008, we acquired all of the issued and outstanding common shares of Skye Resources Inc. (“Skye”) on the basis of 0.61 of a HudBay common share plus $0.001 in cash for each Skye common share. In total, we issued approximately 31 million common shares at the completion of the transaction. We also exchanged Skye’s outstanding stock options and warrants for similar securities of HudBay at a corresponding exchange ratio. Skye, now our wholly-owned subsidiary, has since been renamed HMI Nickel Inc.

Skye’s primary asset was the Fenix Project, a substantial nickel laterite deposit in eastern Guatemala, including processing facilities that have been on care and maintenance since 1980. On November 4, 2008 we announced that we would delay construction of the Fenix Project in light of depressed base metal prices and the global economic downturn.

On March 31, 2010 we announced a revised resource estimate for Fenix with measured and indicated resources of 36.19 million tonnes of 1.92% nickel contained in saprolite (see Schedule “B”). In 2010, we expect to complete a revised feasibility study for the project, which will incorporate the new resource estimate, and a revised power strategy and mine plan. We also intend to evaluate financing alternatives for the project and we expect these initiatives will lead to a decision on restarting construction of the Fenix Project by the end of 2010.

Suspension of Balmat Operations

On August 22, 2008 we announced the suspension of operations at our Balmat zinc mine and concentrator after our management team determined that the Balmat operation was not economically viable due to the continued high operating costs associated with the geology of the mine. As a result, the operations were placed on care and maintenance until economic conditions warrant re-evaluation.

DESCRIPTION OF OUR BUSINESS

Principal Assets

We have the following principal assets:

1.	Operating Mines: three underground mines, including our 777 mine in Flin Flon, Manitoba, the Trout Lake mine near Flin Flon, and the Chisel North mine near Snow Lake, Manitoba;

2.	Processing Facilities: including ore concentrators in Flin Flon and Snow Lake and a zinc pressure leach and electro-winning plant in Flin Flon;

3.	Development Projects: the Lalor Project, a zinc, gold and copper deposit near our facilities in Snow Lake, Manitoba for which we recently commenced construction of an $85 million dollar ramp to access the deposit for early zinc production and additional exploration of the gold zones, and the Fenix Project, a substantial nickel laterite project in eastern Guatemala; and

4.	Exploration Properties: including land positions of 408,308 hectares in Manitoba and Saskatchewan, other land holdings in Guatemala, New York State, Yukon, Chile and Ontario, and properties under option in Michigan (through our subscription, option and joint venture agreement with Aquila) and Manitoba (through our option agreement with Halo), all of which offer us the opportunity to develop and grow our business through our exploration program.

In addition to our principal assets, we have: a zinc oxide plant in Brampton, Ontario with an annual production capacity of approximately 45,000 tonnes of zinc oxide, which purchases approximately 25% of our annual zinc metal production; a copper smelter in Flin Flon and the White Pine copper refinery in Michigan, both of which we intend to close prior to July 1, 2010; and the Balmat mine and concentrator in Balmat, New York, which were placed on care and maintenance in August 2008.

Our Strategy

In June 2009, following a strategic review of our company and operations by management and our new Board of Directors, we announced the key elements of our strategic plan. Our strategy will pursue two broad themes. First, we intend to optimize operations and grow our principal operating platform in northern Manitoba. This strategy includes aggressively pursuing development of the Lalor Project, closing the Flin Flon smelter by July 2010, reopening the Chisel North mine and continuing exploration in the Flin Flon Greenstone Belt.

The second key theme of our strategic plan is to grow beyond our Manitoba base. Our present opportunities include our Fenix Project in Guatemala and pursuing joint ventures and acquisitions, such as the Back Forty Project in northern Michigan which was optioned from Aquila in August 2009.

The following map shows where our key assets and properties are located.

SNOW LAKE
• Zinc mine
• Concentrator
FLIN FLON
• 2 mines
• Concentrator
• Zinc plant
• Copper smelter
BRAMPTON
• Zinc oxide plant
TORONTO
• Head office
• Marketing Co.
LALOR
• Deposit
BALMAT
• Zinc mine
• Concentrator
WHITE PINE
• Copper refinery
FENIX
• Nickel deposit

1.	Operating Mines

777 Mine, Trout Lake Mine And Chisel North Mine

The technical and scientific information included in the following description of the northern Manitoba mines, including the estimated measured and indicated mineral resource and the estimated inferred mineral resource for our producing properties, have been prepared under the supervision of Kimberley Proctor, B.Sc., P. Geo. who is employed by our subsidiary, HBMS, as Superintendent, Mining Technical Services and who is a “Qualified Person” within the meaning of NI 43-101. The estimated mineral reserve and the estimated diluted, recovered and economically tested inferred mineral resources for our producing properties have been prepared under the supervision of Robert Carter, B.Sc., P.Eng., who is employed by HBMS as Senior Mines Analyst and who is a Qualified Person under NI 43-101.

Location

Other than the Chisel North mine, our northern Manitoba mines are within six kilometres of Flin Flon. The Chisel North mine is approximately 215 kilometres east of Flin Flon, near Snow Lake. Flin Flon has a population of approximately 7,000 people, with an additional 3,000 people living in the surrounding community, and has well developed access to road, rail and air transportation.

The water supply for Flin Flon is taken from Trout Lake. Electrical power is supplied from the Manitoba Hydro and Saskatchewan Power Corporation power grids, which are fed by three hydroelectric generating stations. Our arrangement with Manitoba Hydro represents the single largest supply contract for our operations.

The geographical area has cool summers and very cold winters with a mean annual temperature of 0.6° C. The predominant vegetation is closed stands of black spruce and jack pine with a shrub layer of ericaceous shrubs and ground cover of mosses and lichens.

Geology

Our northern Manitoba mines are located within the Flin Flon Greenstone Belt in the Canadian Shield, one of the world’s largest exposed areas of Precambrian rocks. Within the Canadian Shield are large, deformed remnants of ancient volcanic-sedimentary terrain (“greenstone belts”), which historically have been proven locations of base and precious metals.

The ore bodies of the Flin Flon Greenstone Belt occur in a highly prospective early Proterozoic island-arc assemblage that stretches for an exposed length of 250 kilometres east-west and 75 kilometres north-south. The deposits are copper-zinc VMS type, rich in gold and silver, hosted in both felsic and mafic volcanic rocks with the felsic type hosting the largest deposits. VMS ore bodies in the area have ranged in size from less than 100,000 tonnes to more than 60 million tonnes.

Exploration

Diamond drilling is the only drilling type carried out for the purposes of exploration, ore zone definition and sampling of our material properties. Drilling is done by drilling contractors under the supervision of our geologists.

Core recovered is placed in wooden core boxes covered with lids and transported to surface where it is logged by our geologists. Core from exploration holes outside the operating parts of the mine are generally reboxed and saved after logging. Core from holes for the purposes of orebody definition that is not sampled is discarded after logging.

Diamond drilling for the purpose of exploration within all operating mines during 2009 totalled 20,400 meters to test for extensions to orebodies. A further 26,800 meters of diamond drilling was conducted in our operating mines to define parts of the orebodies to provide adequate definition for the purpose of ore extraction. This diamond drilling was separate from exploration diamond drilling that was done for the testing and discovery of new mineral deposits on the surface of our exploration lands.

Drilling/Sampling and Analysis

Core recovery from diamond drilling is generally excellent and the drill cores are considered a reliable sampling media. Core size is generally NQ or BQ.

Core recovered from diamond drilling within our operating mines was logged and mineralized sections were marked for sampling and assaying by our geologists. The marked sections are either whole core sampled, placed in plastic bags and tagged with unique sample numbers, or sawn in half by a diamond saw and one half of the core placed in plastic bags and tagged with unique sample numbers, while the second half is returned to the core box and stored.

Each bagged core sample is placed in a plastic pail with a sample listing and sealed prior to being transported to our assay laboratory in Flin Flon, Manitoba where it is dried, crushed and pulverized and a 250 gram sample is prepared for assaying.

From each 250 gram sample 0.25 grams is removed and leached in aqua regia and analyzed by ICP-AES for Ag, Cu, Zn, As, Pb, Ni and Fe. Also from the 250-gram sample, 15 to 30 grams is removed for gold determination by fire assaying with Atomic Absorption finish.

Assaying integrity is monitored internally with a quality control program, which includes the use of assay sample standards, blanks, duplicates and repeats and externally through national and international programs. In addition, within each group of 50 core samples, one core sample has a second 250 gram split collected for external independent lab check assaying at Acme Analytical Laboratories Ltd. in Vancouver, B.C.

Core samples obtained from exploration diamond drilling on the surface of our exploration lands are processed in a similar way but differs in that all core samples are sawn in half and one check assay sample is collected from within each group of 20 core samples.

History

Through HBMS, we have operated in the Flin Flon Greenstone Belt for more than 80 years. During this period, we have mined approximately 140 million tonnes of ore.

Under the ownership of Anglo American International, S.A. in the mid-1990s, a strategic review of the northern Manitoba and Saskatchewan operations depicted a company with declining reserves, lower ore grades, rising costs and a poor safety record. At that time, it was concluded that a less than a 10-year mine life was possible and closure of operations before 2005 was planned.

In connection with the closure plan, it was decided to continue exploration efforts until 1998, the latest time an ore body could be developed for production prior to the planned closure. In 1993, based on the drilling program, the 777 deposit was first indicated by an underground exploration hole that intersected the mineralization at a depth of 1,000 meters. In 1995, a drilling program delineated the ore body and by 1997, this ore body was defined. In 1999, development of the 777 mine was commenced as part of the “777 Project” and commercial production from the mine commenced in January 2004. It was determined that the 777 ore body had the potential to extend operations to 2014 if a number of critical factors were first addressed. As a result, our northern Manitoba and Saskatchewan operations lowered their overall unit operating cost, improved safety performance and created a performance-oriented culture.

777 Mine

The 777 mine is an underground copper and zinc mine located immediately adjacent to our principal concentrator and metallurgical plant in Flin Flon and straddles the Manitoba/Saskatchewan border. Development of the mine commenced in 1999 and commercial production began in 2004. It is part of a cluster of interlinked ore bodies including the prior Callinan mine and the prior Flin Flon mine.

The 777 mine property is located on mineral leases and Manitoba Order in Council (“OIC”) leases totalling approximately 4,414 hectares, including approximately 1,100 hectares in Manitoba and approximately 3,300 hectares in Saskatchewan. HBMS owns a 100% interest in these mineral leases. Annual lease rentals payable to the Manitoba government are $16,730 and $1,600 to the Saskatchewan government. There is an annual work expenditure requirement for the Saskatchewan property of $257,025. Individual leases have different expiry dates that range from 2011 to 2030. All mineral production from the 777 mine property is subject to a 6 2/3% net proceeds of production (NPI) and $0.25 per ton royalty agreement payable to Consolidated Callinan Flin Flon Mines Limited. Surface rights are held under several leases and permits that also host the concentrator and metallurgical plants.

The Flin Flon cluster of ore bodies, which encompasses the Flin Flon, Callinan and 777 ore bodies, is hosted by a sequence of volcanic flow and volcaniclastic rocks that are predominantly basaltic in nature. In the mine area, the mine horizon stratigraphic sequence lies on the west side of the Hidden Lake Syncline and strikes about 350 degrees and dips 50 to 60 degrees to the east.

The mine has an internal ramp system to allow movement between working levels and to the Callinan mine. The 777 shaft is a 6.7 meter diameter vertical shaft to a depth of 1,530 meters. Ore and waste hoisting is with a double-drum hoist with a capacity in excess of 1.35 million tonnes per year using 16-tonne skips. A separate double drum hoist operates a man and material cage and counterweight and a single drum hoist operates a small man cage.

Mining is primarily by long-hole open stoping. Paste backfill is used to fill mined stopes and is delivered from the Flin Flon concentrator by pumping through a network of lined boreholes and pipes. Pillars are left as regional support in addition to the backfill. The host country rock, particularly in the hanging wall, is competent.

Ventilation control is adequate, and the main shaft is the primary fresh air intake. Compressors supply compressed air. Pipes are installed to distribute the compressed air and water through the mine. The mine also has adequate electrical power for mining purposes.

The anticipated mine life is until 2020.

The following table sets forth the production of the 777 mine for the years ended December 31, 2009, 2008 and 2007.

777 Mine Historical Statistics

		December 31

	Units	2009	2008	2007

Ore mined	000s tonnes	1,540.35	1,470.29	1,424.12
Zinc grade in ore	%	4.35	4.36	4.51
Copper grade in ore	%	2.49	2.61	2.68
Gold grade in ore	grams/tonne	2.12	2.13	2.44
Silver grade in ore	grams/tonne	26.39	24.82	25.64

Trout Lake Mine

The Trout Lake mine is an underground zinc and copper mine located approximately six kilometres northeast of Flin Flon.

The Trout Lake mine is located on Manitoba mineral leases that total 2,261 hectares and expire April 1, 2013. Annual mineral lease payments total approximately $19,267. HBMS owns a 100% interest in these leases. There are no royalties payable other than those potentially payable to the Province. Surface rights are held under miscellaneous leases and general permits with total annual rental payments of $5,135.

The Trout Lake mine was discovered by Granges Exploration in the 1970s, as a result of testing by drilling an electromagnetic geophysical target located in an area beneath Trout Lake believed to be underlain by felsic volcanic rocks similar to those that host the Flin Flon ore bodies. Commercial production commenced at the Trout Lake mine in 1982.

The Trout Lake ore body sub-crops beneath Trout Lake and contains more than 30 lenses in several zones. The lenses dip approximately 60 degrees and the average lens width is eight meters. The ore body is a proximal volcanic massive sulphide deposit. Chalcopyrite and sphalerite are the main base metal sulphides and occur with pyrite in massive sulphide layers.

The main shaft has been sunk to a depth of 1,091 meters. The mine development includes a number of inclined ramps and steeply inclined ventilation shafts and ore passes. The shaft is a circular two-compartment 4.9 meter diameter vertical shaft operating to a depth of 1,091 meters. The ramp extends to approximately 1,460 meters below surface at an inclination of 15% from the horizontal. A 762 meter long inclined conveyor delivers the ore from the underground crusher to the ore bin adjacent to the shaft.

Mining is by longhole open stoping using trackless equipment. Crushed ore is trucked from the mine site to the Flin Flon concentrator for processing and subsequent treatment in our Flin Flon zinc plant and copper smelter.

The anticipated mine life is until 2011.

The following table sets forth the production of the Trout Lake mine for the years ended December 31, 2009, 2008 and 2007.

Trout Lake Mine Historical Statistics

		December 31

	Units	2009	2008	2007

Ore mined	000s tonnes	679.33	776.21	827.01
Zinc grade in ore	%	3.10	3.70	4.27
Copper grade in ore	%	1.96	1.93	2.36
Gold grade in ore	grams/tonne	1.30	1.38	1.44
Silver grade in ore	grams/tonne	15.72	19.21	14.84

Chisel North Mine

The Chisel North mine is an underground zinc mine located 15 kilometres west of the Snow Lake concentrator and about six kilometres south of the town of Snow Lake, Manitoba, which is approximately 215 kilometres from Flin Flon. Commercial production commenced in 2000. The mine and concentrator were placed on care and maintenance in January 2009 due to depressed base metal prices related to the global economic downturn. In October 2009 we announced that we would re-start operations at the mine and concentrator and full production is expected in the second quarter of 2010.

The Chisel North mine is located on Manitoba OIC leases that total approximately 4,193 hectares with annual rental payments payable to the Manitoba government of $53,343. HBMS holds a 100% interest in these leases. Most of these mineral leases terminate in 2023. There are no royalties payable other than those potentially payable to the Province. Surface rights are held under miscellaneous leases and general permits with total annual rentals of $13,670.

In 1986, an exploration program was initiated to systematically explore the Chisel basin. Additional drilling was carried out between 1993 and 1997 to suitably define the ore body for a feasibility study. A total of 77,632 meters in 130 holes and wedges were drilled by 1998. Commercial production commenced at the Chisel North mine in June, 2000.

The deposit consists of metamorphosed massive sulphides overlain by barren basalt volcanic flows. Sphalerite and minor amounts of chalcopyrite are the main base metal sulphides and occur with pyrite in massive sulphide layers conformable to stratigraphy. The ore resources are between 400 meter and 650 meter depths in four stacked zinc rich sulphide lenses.

The mine depth is to the 687 meter level. Mining is by room and pillar, post pillar cut and fill and blast hole stoping using trackless equipment with unconsolidated rock fill as backfill. Ore is truck hauled to surface for crushing and subsequently trucked to the Snow Lake concentrator, by independent trucking contractors.

HBMS recently commissioned a 2,000 USgpm water treatment plant at Chisel Lake, approximately four kilometres from Chisel North mine. The treatment plant operates at 1,000 USgpm (peak 1,600 USgpm) to treat Chisel North mine discharge water and water from the Chisel Lake open pit. Treated water is discharged to the environment south of the Chisel Lake open pit.

Manitoba Hydro services the Chisel Lake mine with a 110 kV overhead transmission line. Voltage is stepped down to 6,000 V using an HBMS-owned substation at the termination of the Manitoba Hydro line. Power from the main substation is stepped up to 21 kV using a modern substation and is fed to the Chisel North minesite via a four kilometre long overhead transmission line.

The following chart sets forth the production of the Chisel North mine for the years ended December 31, 2009, 2008 and 2007. Production for 2009 was based on two months of mining prior to the mine being placed on care and maintenance.

The anticipated mine life is until 2011.

Chisel North Mine Historical Statistics

		December 31

	Units	2009	2008	2007

Ore mined	000s tonnes	48.69	325.16	328.93
Zinc grade in ore	%	9.18	7.42	8.20

In-Mine Mineral Reserves – January 1, 2010 (1)(2)(3)

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
777 Mine
Proven	4,492,000	2.12	25.92	3.23	3.76
Probable	9,061,600	2.05	30.18	1.94	4.88
Trout Lake Mine
Proven	701,500	1.06	11.97	2.10	3.10
Probable	292,400	1.31	4.57	2.29	2.16
Chisel North Mine
Proven	276,500	—	—	—	8.64
Probable	257,800	—	—	—	8.06
Total Proven	5,470,000
Total Probable	9,611,800
Total Mineral Reserve	15,081,800

Notes:

(1)

This table shows the estimated reserves at our producing properties in Manitoba. To estimate mineral reserves, measured and indicated mineral resources were first estimated in a 12-step process, which includes determination of the integrity and validation of the data collected, including confirmation of specific gravity, assay results and methods of data recording. The process also includes determining the appropriate geological model, selection of data and the application of statistical models including probability plots and restrictive kriging to establish continuity and model validation. The resultant estimates of measured and indicated mineral resources are then converted to proven and probable mineral reserves by the application of mining dilution and recovery, as well as the determination of economic viability using full cost analysis. Other factors such as depletion from production are applied as appropriate.

(2)	The zinc price used for mineral reserve estimation was US$0.85 per pound, the copper price was US$2 per pound, the gold price was US$700 per ounce and the silver price was US$12 per ounce.
(3)	The estimate as at January 1, 2010 was prepared in accordance with NI 43-101 and the Canadian Institute on Mining, Metallurgy and Petroleum CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines.

In-Mine Inferred Mineral Resources – January 1, 2010(1)(2)

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)

777 Mine	1,413,400	1.8	30.9	1.1	4.7
Trout Lake Mine	108,700	0.8	3.1	2.4	0.8
Chisel North Mine	62,900	—	—	—	7.7
Total Resources	1,585,000

Notes:

(1)	This table shows our estimated inferred mineral resources at our material mining properties in Manitoba. Estimated inferred mineral resources within our mines were estimated by a similar 12-step process, used to estimate measured and indicated resources. The inferred mineral resources contained in our mines are compliant with the requirements of NI 43-101 and have had dilution and recovery applied and have been economically tested using the same full cost analysis and long term metal prices as those used for the estimation of the mineral reserves.
(2)	Diluted, recovered and economically tested.

2.	Processing Facilities

To complement our mining operations, we own metallurgical facilities, which allow us to produce zinc and copper metal products from the ore we produce. Due to the pending closures of our copper smelter and refinery in mid-2010, our vertical integration for copper will be reduced as we plan to sell our copper concentrate to third parties for further processing.

Concentrators

Our primary ore concentrator is located in Flin Flon, Manitoba. The concentrator, which is directly adjacent to our metallurgical zinc plant and copper smelter, produces zinc and copper concentrates from ore mined at our 777 and Trout Lake mines. Its capacity is approximately 2.18 million tonnes of ore per year and in 2009, 2.25 million tonnes of ore were milled. The concentrator can handle ore from each mine separately, and blending is done at the grinding stage. The Flin Flon concentrator facility includes a paste backfill plant and associated infrastructure such as maintenance shops and laboratories. Tailings from the concentrator are pumped to the Flin Flon tailings impoundment immediately adjacent to the concentrator.

We recently announced that our concentrator in Snow Lake, Manitoba would be re-started after being placed on care and maintenance in January 2009. Prior to being placed on care and maintenance, the concentrator processed only ore from the Chisel North mine and produced zinc concentrate that was shipped by truck for processing at the zinc plant in Flin Flon. The concentrator, which has crushing, grinding, flotation, thickening, filtering and drying capabilities, has a capacity of approximately 1.2 million tonnes of ore per year and will allow ore produced from the Lalor Project to be milled at the concentrator. Tailings generated by the Snow Lake concentrator are deposited in Anderson Lake, which we believe mitigates environmental concerns, as the tailings are deposited in a subaqueous manner, minimizing the potential for generation of acid rock drainage. Our current plans for development of the Lalor Project include refurbishing the Snow Lake concentrator to handle the ore produced at Lalor.

We also have a concentrator in Balmat, New York, which processed zinc ore produced from our Balmat mine. The Balmat mine and concentrator were placed on care and maintenance on August 22, 2008 until economic conditions warrant re-evaluation.

Zinc Plant

Our zinc plant located in Flin Flon, Manitoba produces special high-grade zinc metal in three cast shapes from zinc concentrate. Our plant is one of four primary zinc producers in North America, one of which is to be closed in 2010. We produced 106,800 tonnes of cast zinc in 2009. The capacity of the zinc plant is approximately 115,000 tonnes of cast zinc per year, and an additional approximate 15% expansion is possible at comparatively low capital investment. Included in the zinc plant are an oxygen plant, a concentrate handling, storage and regrinding facility, a zinc pressure leach plant, a solution purification plant, a modern electro-winning cell house, a casting plant and a zinc storage area with the ability to load trucks or rail cars. The zinc plant has a dedicated leach residue disposal facility. The bulk of the waste material is gypsum, iron and elemental sulphur. Wastewater is treated and recycled through the zinc plant.

Both domestic concentrate produced from our mines and concentrate purchased from third parties are processed at the zinc plant. Purchased concentrate accounted for 33.9% of zinc metal produced at our zinc plant in 2009. The zinc plant currently has excess capacity beyond our domestic concentrate production and we intend to utilize this capacity by purchasing concentrate and advancing our development projects, including Lalor, to production.

Copper Smelter

At our copper smelter located in Flin Flon, Manitoba, copper concentrates are processed into anodes, which are then sent by rail to our refinery in White Pine, Michigan, where they are refined into market standard copper cathodes.

The copper smelter has an annual capacity of approximately 90,000 tonnes of copper anode. In 2009, we produced approximately 58,568 tonnes of copper, of which 2,012 tonnes was produced from recycled White Pine spent anode. The copper smelter includes facilities for concentrate handling and storage, flux blending, roasting, calcine handling, smelting in a reverberatory furnace, processing in converting furnaces, refining and casting and rail car loading of anodes.

Both domestic concentrate from our mines and purchased concentrate from others are treated at the smelter. Approximately 12% of concentrate treated at our copper smelter in 2009 was purchased concentrate.

Our copper smelter is subject to emission reduction targets under the Canadian Environmental Protection Act, which will be fully implemented by December 31, 2015. We recognized that compliance with the 2015 targets would likely be uneconomic to achieve and, accordingly, we announced in June 2009 that we would close the smelter and our White Pine copper refinery before July 1, 2010.

Particulate and sulphur dioxide emissions to the atmosphere will be largely eliminated from the Flin Flon operations once the smelter is closed, and the metallurgical facilities in Flin Flon will be among the most environmentally friendly in North America in this regard. We are building a filtration plant and other facilities that will enable us to ship our copper concentrate offshore, if necessary.

White Pine Copper Refinery

White Pine, which is located in the western upper peninsula of Michigan, processes our copper anode into refined copper cathode with the recovery of precious metals in a saleable slimes product, which are sold to a third party customer.

In 2009, copper cathode production was 48,200 tonnes. In connection with the closure of our copper smelter, we announced in June 2009 that we would be closing the White Pine refinery.

Zochem

Zochem is our zinc oxide production facility, located in Brampton, Ontario. Zochem has the capacity to off-take approximately 37,000 tonnes (or approximately 25%) of our zinc metal production per year, having the potential to buffer our production schedules and inventories against the impact of zinc market cyclicality. In 2009, Zochem was the third largest producer of zinc oxide in North America, accounting for approximately 20% of the North American market.

The Zochem facility has a total capacity of approximately 45,000 tonnes per year of zinc oxide. In 2009, Zochem produced approximately 25,100 tonnes of zinc oxide.

3.	Development Properties

Lalor

The scientific and technical information relating to our Lalor property is based on information disclosed in the October 8, 2009 technical report filed on SEDAR (www.sedar.com) in accordance with the requirements of NI 43-101. This report was prepared by, Robert Carter, P. Eng., HBMS Senior Mines Analyst, who is a Qualified Person under NI 43-101 under the direct supervision of Kimberley Proctor, P. Geo., HBMS Superintendent Mines Technical Services, also a Qualified Person under NI 43-101.

Project Description and Location

The Lalor property is located approximately 215 kilometers east of Flin Flon and 18 km west of Snow Lake in the province of Manitoba at 54°52’N latitude, 100°08’W longitude and 303 meters above sea level.

HudBay Minerals Inc. owns a 100% interest in the property through five HBED claims and eight HBMS mineral leases to the south. The five contiguous claims held by HBED encompass the majority of the Lalor deposit and the southerly up-plunge extension of the mineralization lies within the HBMS mineral leases. The five HBED claims cover an area totalling 765 hectares and are in good standing. The eight HBMS mineral leases that contain the up-plunge extension of the mineralization total 152 hectares. Property boundaries are set forth in the mineral leases and claims as shown below. The claims and leases are all renewable.

		Lalor Mineral Claims
Claim Number	Disposition Name	Owner	Hectares	Recording Date	Payment and Expiration Date
CB10605	DUB 10605	HBED	195	20-Aug-1979	20-Aug-2020
CB10606	DUB 10606	HBED	182	20-Aug-1979	20-Aug-2020
CB10607	DUB 10607	HBED	107	20-Aug-1979	20-Aug-2010
CB10608	DUB 10608	HBED	100	20-Aug-1979	20-Aug-2020
CB5361		HBED	181	9-May-1977	9-May-2010

Total	5		765

		Lalor Mineral Leases
Lease Number	Disposition Name	Owner	Hectares	Recording Date	Payment Date	Expiration Date
M 5778	OX 153	HBMS	16	8-Apr-1960	8-Apr-2010	8-Apr-2023
M 5779	OX 154	HBMS	18	8-Apr-1960	8-Apr-2010	8-Apr-2023
M 5780	OX 155	HBMS	18	8-Apr-1960	8-Apr-2010	8-Apr-2023
M 5781	OX 156	HBMS	20	8-Apr-1960	8-Apr-2010	8-Apr-2023
M 7278	OX 143	HBMS	22	6-Sep-1960	6-Sep-2010	6-Sep-2023
M 7279	OX 144	HBMS	21	6-Sep-1960	6-Sep-2010	6-Sep-2023
M 7280	OX 145	HBMS	22	6-Sep-1960	6-Sep-2010	6-Sep-2023
M 7281	OX 146	HBMS	15	6-Sep-1960	6-Sep-2010	6-Sep-2023

Total	8		152

The mineral claims have a work commitment of $25/ha per year and filing fees of $12/claim per year, which must be submitted with application to renew. Field work is carried out and a Report of Work is submitted to the Ministry of Manitoba Science, Technology, Energy and Mines (the Manitoba government) office for assessment credits. Claims can be renewed for any number of years provided sufficient assessment credits exist and are applied, to meet the work required over the number of years being renewed.

The mineral leases are Order in Council (OIC) leases that have a term of 21 years. An annual payment of $10.50/ha or $193 minimum payment is due over the 21 year term. Annual tax of $10 per lease is due by December 31 of each year. There is no work commitment on an OIC lease.

A general permit is held by HBED for the construction of the Lalor exploration road (GP59093). In addition, HBMS holds a quarry lease for a source of roadbed material (QL-928).

Currently, HBMS holds the Mineral and Mineral Access Rights to the Lalor deposit. This allows use and occupation of the land surface for the purposes of prospecting, exploring for, developing, mining or producing minerals on, in or under the land. Should any buildings and/or structures be required for the efficient and economical performance of the mining operations, an application must be made to the Manitoba government for a surface lease.

Accessibility

The Lalor deposit is located approximately 215 kilometers east of Flin Flon. The road is highway, other than an 18 kilometer haul road and a three kilometer access road.

Local Resources

The nearest community is the town of Snow Lake, Manitoba, located approximately 18 km from Lalor. The nearest larger centres (5,000+) are Flin Flon (215 kilometers), The Pas (200 kilometers) and Thompson (230 kilometers), all accessible by paved highway. The nearest full service commercial airport is located at Baker’s Narrows, near Flin Flon, approximately 200 kilometers from Lalor. The nearest international airport is located in Winnipeg, approximately 700 kilometers from Snow Lake.

Infrastructure

The only infrastructure at the Lalor site is an exploration road. The Chisel North concentrator and Anderson Lake tailings facilities are 18 kilometres from Lalor. See “Processing Facilities – Concentrators”.

HBMS operates a mine water pump station for the Chisel North mine at the north end of Chisel Lake. The pipeline from this pump station follows provincial highway #395 and terminates approximately three kilometres from Lalor at the Chisel North minesite. In addition, HBMS recently commissioned a 2,000 US gpm water treatment plant at Chisel Lake, approximately seven kilometers by road from Lalor.

Manitoba Hydro services the Chisel North mine with a 110 kV overhead transmission line, running approximately parallel with provincial highway #395.

Climate

The Snow Lake area has a typical mid-continental climate, with short summers and long, cold winters. Climate generally has only a minor effect on local exploration and mining activities.

Physiography

The deposit is located in the Boreal Shield Ecozone, the largest ecozone in Canada, extending as a broad inverted arch from northern Saskatchewan east to Newfoundland. The area of Lalor and surrounding water bodies (Snow, File, Woosey, Anderson and Wekusko lakes) are located in the Churchill River Upland Ecoregion in the Wekusko Ecodistrict. The dominant soils are well to excessively drained dystic brunisols that have developed on shallow, sandy and stony veneers of water-worked glacial till overlying bedrock. Significant areas consist of peat-filled depressions with very poorly drained Typic and Terric Fibrisolic and Mesisolic Organic soils overlying loamy to clayey glaciolacustrine sediments. The property area is approximately 300 meters above sea level, with depressional lowlands, and has gentle relief that rarely exceeds 10 meters, consisting of ridged to hummocky sloping rocks.

History

Exploration in the Chisel Basin has been active since 1955. The Chisel Basin area has hosted three producing mines, namely, Chisel Lake, Chisel Open Pit and Chisel North. All three mines have very similar lithological and mineralogical features. This basin is also the host of the Lalor deposit.

A Crone Geophysics survey in 2003 indicated a highly conductive shallow-dipping anomaly at a vertical depth of 800 m. In early 2007, drill hole DUB168 was drilled almost vertically to test the anomaly and intersected a band of conductive mineralization between 781.74 m and 826.87 m (45.13 m). Assay results include 0.30% Cu and 7.62% Zn over the 45.13 meters, including 0.19% Cu and 17.26% Zn over 16.45 meters. Drilling at Lalor has been continuous since the discovery of mineralization on the property.

Regional Geology

The Lalor property lies in the eastern (Snow Lake) portion of the Paleoproterozoic Flin Flon Greenstone Belt and is overlain by a thin veneer of Pleistocene glacial/fluvial sediments. Located within the Trans-Hudson Orogen, the Flin Flon Belt consists of a variety of distinct 1.92 to 1.87 Ga tectonostratigraphic assemblages including juvenile arc, back-arc, ocean-floor and ocean-island and evolved volcanic arc assemblages that were amalgamated to form an accretionary collage (named the Amisk Collage) prior to the emplacement of voluminous intermediate to granitoid plutons and generally subsequent deformation. The volcanic assemblages consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks. The younger plutons and coeval successor arc volcanics, volcaniclastic, and sedimentary successor basin rocks include the older, largely marine turbidites of the Burntwood Group and the terrestrial metasedimentary sequences of the Missi Group.

Local and Property Geology

The Snow Lake arc assemblage that hosts the producing and past-producing mines in the Snow Lake area is a 20 kilometers wide by 6 kilometers thick section that records a temporal evolution in geodynamic setting from ‘primitive arc’ (Anderson sequence to the south) to ‘mature arc’ (Chisel Basin sequence) to ‘arc-rift’ (Snow Creek sequence to the northeast). The ‘mature arc’ Chisel Basin sequence that hosts the zinc rich Chisel, Ghost, Chisel North, and Lalor deposits typically contains thin and discontinuous volcaniclastic deposits and intermediate to felsic flow-dome complexes.

The Lalor deposit is similar to other massive sulphide bodies in the Chisel Basin sequence (Chisel Lake, Ghost Lake and Chisel North), and lies along the same stratigraphic horizon as the Chisel Lake and Chisel North deposits. It is interpreted that the top of the zone is near a decollement contact with the overturned hanging wall rocks.

Mineralization

The Lalor VMS deposit is flat lying, with zinc mineralization beginning at approximately 570 meters from surface and extending to a depth of approximately 1,160 meters. The mineralization trends about 270° to 310° azimuth and dips between 15° and 30° to the north. It has a lateral extent of about 900 m in the north-south direction and 700 meters in the east-west direction.

Sulphide mineralization is pyrite and sphalerite. In the near solid (semi-massive) to solid (massive) sulphide sections, pyrite occurs as fine to coarse grained crystals ranging one to six millimetres and averages two to three millimeters in size. Sphalerite occurs interstitial to the pyrite. A crude bedding or lamination is locally discernable between these two sulphide minerals. Near solid coarse grained sphalerite zones occur locally as bands or boudins that strongly suggest that remobilization took place during metamorphism.

Six distinct stacked zinc rich mineralized zones have been interpreted within the Lalor deposit based on the Zinc Equivalency (ZNEQ) of 4% over a minimum two metre interval.

Gold and silver enriched zones occur near the margins of the sulphide lenses and in local silicified footwall alteration. These silicified areas often correlate with disseminated to stringer chalcopyrite and galena, whether together or independent of each other. This association has been confirmed in thin section.

Potential Gold Zones Mineralization

Notable gold and silver rich zones have also been intersected outside the current zinc rich mineral resources on the property. The precious metal mineralization begins at approximately 715 meters from surface and extends to a depth of approximately 1,175 meters. The mineralization trends about 270° to 310° azimuth and dips between 15° to 30° to the north. The precious metal zones have lateral extents of 870 meters in the north-south direction and 420 meters in the east-west direction.

Precious metal intersections of the Lalor potential gold zones contain low amounts of iron sulphide (4% to 5% on average) that is in the form of pyrite, pyrrhotite and chalcopyrite. Generally minor amounts of galena and sphalerite occur. The intersections display no distinct marker horizons other than being extensively altered to form rather exotic mineral assemblages. The interpreted potential gold zones are generally co-parallel and /or separate to the zinc rich base metal mineral resource zones. However, potential gold zones locally merge, overlap and cut through zinc rich base metal resources.

The potential gold zones remain open down plunge to the north.

Exploration

Exploration in the Lalor deposit area is conducted by HBED. A field office, including core logging and storage facilities, is situated on the HBMS Snow Lake concentrator site.

In 2003, a Crone Geophysics high power time-domain electromagnetic (EM) system experimental survey was conducted over the deepest portion (approximately 600 meters vertical depth) of the Chisel North mine. The survey was designed and interpreted by HBED and was conducted by Koop Geotechnical Services Inc. The survey provided conclusive evidence that the system could detect conductive bodies at depths greater than 500 meters and it was decided to extend the survey coverage further down-dip and down-plunge of the known mineralized lenses. A double-wired transmitter loop measuring two kilometres by two kilometres was used to maximize the EM field strength. The survey results were interpreted using three-dimensional computer modeling software. The model indicated a highly conductive, shallow-dipping zone at a vertical depth of 800 meters. The Lalor drilling began in March 2007 to test the geophysical anomaly, and diamond drill hole DUB168 intersected conductive sulphides at a depth of approximately 780 meters. Drilling is ongoing and has been continuous since the discovery hole.

Time-domain borehole EM surveys with three dimensional probes are routinely conducted on drill holes. The survey results identify any off-hole conductors that have been missed and indicate direction to the target as well as the dimensions and the attitude of the conductor. The survey also may detect any possible conductors which lie past the end of the hole allowing the geologist to know whether or not the hole should be deepened.

Recent exploration drilling at Lalor has focused on exploration of the recently discovered copper-gold zone, in-fill drilling at the potential gold zone and testing targets peripheral to the Lalor deposit.

A downhole gyro directional survey was completed at the Lalor deposit site in February 2009 to check the accuracy of the Reflex readings. The survey was conducted by Sperry Drilling Services, which is a division of Halliburton Group Canada. Four drill holes were selected for the survey and differences between the Reflex and the gyro survey were less than 1% at the end of the drill holes. The gyro surveys have confirmed that the magnetic Reflex survey is an accurate and reliable method of downhole surveying at the Lalor deposit.

Drilling

The Lalor drilling began in March 2007 to test an electromagnetic anomaly and the first hole DUB168 intersected appreciable widths of zinc rich massive sulphides. As of September 15, 2009, 135 holes amount to 118,473 meters of drilling on the property.

All diamond drilling was completed from surface retrieving whole core sizes of BQ and NQ. Wedge offsets and associated directional drilling were completed on parent holes, resulting in time and cost savings over drilling a new hole from surface. Wedging and directional drilling were used at Lalor for acquiring metallurgical sample and delineation purposes. For delineation purposes, wedge offsets are oriented towards specific targets selected by the geologists along a path calculated by the directional drilling technicians. In metallurgical sampling wedge offsets are unoriented and the wedge is set just above the zone that is to be sampled such that the core sample collected is generally within 10 meters to 20 meters of the parent hole intersection.

All of the parent drill holes used for wedge offsets at Lalor are NQ size due to the size of the wedging and directional drilling equipment used. Tech Directional Services Inc. of Newfoundland is the contractor operating the Devico directional drilling system. The Devico system allows for the collection of AQ core from an NQ hole throughout the steering process. An offset of up to 20° per 30 meters of hole can be achieved with this system. Core recovery from wedge offsets is generally greater than 90%. For delineation drilling purposes, once a wedge offset is established from the parent hole (usually 12 meters to 15 meters past the wedge), the directional drilling technicians use the Devico system to steer the hole towards the drill target. Generally the system is used for short distances and then normal NQ drilling is resumed.

Core recovery at Lalor is near 100% on all holes.

Azimuth and dip downhole surveys were completed using a Reflex EZ-Shot® (Reflex) instrument. These surveys were completed at regular intervals of 30 meters to 50 meters down the hole.

All the diamond drilling at Lalor was conducted by Major Drilling Inc.

Sampling and Analysis

Sample intervals are determined by both lithology and a visual estimate of the sulphide mineralization. Samples are also taken when intense alteration, quartz veining, flooding and siliceous areas are encountered as they may be indicative of precious metal occurrences.

All sample intervals are taken to a cutting facility and are sawn in half by a diamond saw. Half of the core is placed into a plastic bag with its unique sample identification tag. During this process, as part of the QA/QC protocols, blanks and standards are submitted into the sample stream as per the geologist instruction at regular intervals of every 20 samples. In addition, one duplicate analysis is requested every 20 samples. The other half of the core is returned to the core box and subsequently re-racked in the Snow Lake concentrator yard. The bagged samples are delivered to the Flin Flon assay laboratory by HBED personnel and are checked by laboratory personnel to ensure that the samples match the submittal sheet.

A total of 30,886 samples from 86 drill holes and 49 wedges were submitted for assay analysis as of September 15, 2009, the cut-off date for drill data in the NI 43-101 technical report. The average length for these sample intervals is 0.83 meters.

HBED is of the view that the sampling method and approach is industry standard. There are no drilling, sampling or recovery factors observed that could materially impact on the accuracy and reliability of the results.

The Lalor samples included in the NI 43-101 mineral resource estimate published on October 8, 2009 were all prepared and analyzed by HBMS at the Flin Flon, Manitoba assay laboratory. As part of HBMS QA/QC measures, pulp duplicates are sent to Acme Analytical Laboratories Ltd. (Acme) in Vancouver, BC for comparison and verification purposes. All samples arriving at the HBMS laboratory are checked against the geologist’s sample submission sheets. Laboratory analytical work sheets are generated for the analysis areas. Any wet samples are dried at 105°C as per industry standard. The core samples are crushed to (-)10 mesh then split to approximately 250 grams, pulverized to about 90% passing, (-)150 mesh and placed into labelled bags. Crusher and pulverizer checks are conducted daily to ensure there is no excessive wear on the crusher plates and pulverizer pots. For every 22 samples received the laboratory inserts a blank and QC into the batch as part of the laboratory’s internal QC checks.

The samples were analyzed for the following elements: gold, silver, copper, zinc, lead, iron, arsenic and nickel. Base metal and silver assaying was completed by aqua regia digestion and read by a simultaneous ICP unit. The gold analysis was completed on each sample by atomic absorption spectrometry (AAS) after fire assay lead collection. As of May 1, 2009 all samples with gold values (AAS) > 10 g/t are re-assayed using a gravimetric finish.

Security measures taken to ensure the validity and integrity of the samples collected include:

•	Chain of custody of drill core from the drill site to the core logging area

•	Buildings are kept locked when not in use

•	Core sampling is undertaken by technicians under the supervision of HBED geologists

•	Chain of custody for core cutting through to delivery to HBMS laboratory in Flin Flon

•	Well documented and implemented receiving and processing procedures at the HBMS Flin Flon Laboratory

•	The HBMS Flin Flon Laboratory samples results are stored on a secure mainframe based Laboratory Information Management System (LIMS)

•	The diamond drill hole database is stored on the secure HBMS network, using the acQuire database management system with strict access rights

Mineral Resource Estimates

Zinc Rich Base Metal Mineral Resource

The mineral resource estimate for the Lalor Deposit is compliant with regulations and guidelines set out in NI 43-101. The NI 43-101 mineral resource estimate published on October 8, 2009 was carried out using drill data obtained prior to a September 15, 2009 cut-off date. The mineral resource estimate uses a block model method constrained by wireframe grade-shell models, with ordinary kriging (OK) interpolation. Mineral resources have been classified according to CIM Definition Standards on Mineral Resources and Mineral Reserves (CIM definitions), as incorporated in NI 43-101. The results of this estimate, which covers six separate lenses of zinc-rich mineralization, are shown in the following table.

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	12.3	1.6	24.2	0.66	8.70

Inferred	5.0	1.4	25.5	0.57	9.39

Notes:

(1)	CIM definitions were followed for the estimation of mineral resources.
(2)	Mineral resources are estimated at ZNEQ cut-off of 4% (ZNEQ% equals Zn% + Cu% x 2.352 + Au g/t x 0.867 + Ag g/t x 0.014) and a minimum two metre true width.
(3)	Long term $US metal prices of $700/oz gold, $12.00/oz silver, $2.00/lb copper and $0.85/lb zinc were used for the estimation of ZNEQ.
(4)	Metal recovery assumptions of 65% gold, 60% silver, 90% copper and 90% zinc were used for the estimation of ZNEQ.
(5)	Specific gravity measurements were taken on a large portion of the samples, where actual measurements were not available stoichiometric values were calculated.

The grade estimation was constrained using wireframe models of the zinc rich base metal mineralized zones using geologically interpreted copper and zinc mineralized intersections with a 4% ZNEQ cut-off and a minimum width of two metres. The wireframes were interpreted from diamond drill information collected by HBED. In total, six stacked lenses or zones of zinc-rich polymetallic near solid to solid sulphide mineralization were identified, approximately 570 meters to 1,160 meters below surface, occurring at or near the top of hydrothermally altered felsic rocks.

The block model was constrained by interpreted 3D wireframes of the mineralized zones. Gold, silver, copper, zinc, lead, and iron grades and specific gravity were estimated into blocks using OK interpolation. Zone intersections were selected based on a minimum 4% ZNEQ over a two metre core length. The ZNEQ was calculated from metal price and metal recovery assumptions, with economic contributions from gold, silver, copper and zinc. Each block was assigned a ZNEQ and an associated dollar value equivalent.

Validation exercises were carried out on the block model grade estimates. These validation exercises included:

•	Inspection of the OK block model grades in plan and section views in comparison to drill hole grades;

•	Comparison of the global mean grades based on nearest neighbour, inverse distance squared weighted and OK estimation methods;

•	Swath plot comparisons of the estimation methods;

•	Comparison to September 2008 mineral resource estimate

Mineral resources have been classified according to CIM Definition Standards on Mineral Resources and Mineral Reserves (CIM definitions), as incorporated in NI 43-101. All blocks estimated during the grade interpolation were assigned at least an Inferred category. Blocks estimated by at least three drill holes and less than 50 meters from the nearest composite were generally qualified as Indicated resources. The blocks were then inspected in plan view to define a reasonably coherent volume of Indicated blocks with a more or less uniform density of drilling. Isolated Indicated blocks outside this volume were manually downgraded to Inferred.

Metallurgical Testing

A Phase 1 metallurgical testwork program on the Lalor deposit was completed in May 2009 by SGS Canada Incorporated (SGS) in Vancouver, British Columbia. The purpose of the testwork was to perform a preliminary evaluation of the deposit to establish the basic mineral composition and associations, and to determine if there would be any issues treating the mineralization by conventional methods.

A total of 637 samples from 9 holes with a total weight of 1,616.6 kg were received by SGS on October 15, 2008. The samples were weighed and inventoried. Each sample was identified as one of nine different mineralization types by HBMS and HBED. SGS was instructed to prepare these nine mineralization types prior to making eight test charges. The nine mineralization types were representative of base metal and precious metal intersections from the Lalor deposit at the time of collection.

After a review of the SGS data, it was concluded by HBMS that Lalor mineralization is typical to the base metal ores mined in the Chisel Basin. The mineralization is mostly coarse grained and exhibits a high degree of liberation at a relatively coarse grind (100 µm). This would normally indicate that a very good metallurgical response can be expected with this mineralization. However, high iron content is also evident and this may lead to a more difficult upgrading of concentrates. The high degree of mineral liberation has led SGS to predict good copper and zinc recoveries for the Lalor deposit. Grind data indicates work indexes are similar to most of the ores HBMS treats. Additional metallurgical testing is underway.

Potential Gold Zones

In addition to the mineral resources at Lalor, a conceptual estimate of the potential gold zones outside the mineral resources was completed. The Lalor potential gold zones estimates are conceptual in nature and to date there has been insufficient exploration to define a mineral resource compliant with NI 43-101. It is uncertain if further exploration will result in the target deposit being delineated as a mineral resource. The potential estimate was carried out using a block model constrained by wireframe grade-shells, with inverse distance squared weighted (IDW) interpolation.

The grade estimation was constrained using wireframe models of the potential gold zones, using geologically interpreted precious metal intersections with a 1.0 gram/tonne gold cut-off over a two metre core length, to determine the zone outlines for continuity purposes to build the 3D wireframes. The wireframes were interpreted from diamond drill information collected by HBED. In total five stacked lenses or zones of gold mineralization were identified either in contact with or entirely separate to the zinc rich base metal resources, 715 meters to 1,175 meters below surface, occurring at or near the top of hydrothermally altered felsic rocks.

All information used in the conceptual estimate of the potential gold zones was extracted from the same HBMS acQuire database management system as for the zinc-rich mineral resources. Prior to compositing high grade samples of all the metals were capped, based on the statistical analysis of the data per each zone. Samples were composited into full length composites from hanging wall to footwall contact while honouring the interpreted potential gold mineralized zone boundaries.

Bulk density values, measured for over half the samples, were used in weighting the composite grades and were also applied for the estimation of tonnage ranges. Gold, silver, copper, zinc, lead, and iron grades and specific gravity were estimated into blocks using IDW interpolation.

The limited amount of drilling to date, lack of perceived continuity and the variability of the high-grade precious metal intersections of the potential gold zones precludes their inclusion into the current mineral resource estimate. The potential gold zones at Lalor require testing of the near distance variability. This testing will help characterize the deposit for mineralization type and continuity. The results of the potential gold zones estimate by zone are shown in the following table.

Gold Zone	Classification	Tonnes (millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
21	Potential	3.5 – 3.9	4.8 – 6.0	34 – 39	0.5 – 0.7	0.4 – 0.5
24	Potential	0.2 – 0.4	4.1 – 4.6	26 – 32	0.2 – 0.4	1.1 – 1.4
25	Potential	4.6 – 5.0	4.0 – 5.0	33 – 35	0.2 – 0.4	0.2 – 0.4
26	Potential	0.8 – 1.0	3.5 – 4.0	24 – 28	0.4 – 0.5	0.3 – 0.5
27	Potential	1.5 – 1.7	4.4 – 4.8	12 – 16	0.8 – 0.9	0.1 – 0.2
ALL	Potential	10.6 –12.0	4.3 – 5.2	30 – 33	0.4 – 0.6	0.3 – 0.4

Socio-Economic Aspects of Exploration Activities

There are no known issues with local communities or indigenous peoples. There is strong community support, as the population and workforce of Snow Lake would benefit from the potential exploitation of these resources.

Environmental Considerations

UMA Engineering Ltd. conducted a vegetation study as part of an EIS in the area of Lalor in September 2007. A portion of the survey involved ground truthing in order to confirm the presence or absence of endangered, threatened or special concern species within the project area, and also to conduct an inventory of botanical species within the project area in support of a desktop review. No endangered or protected species were observed during the field program.

Development

On October 8, 2009 HudBay approved an $85 million expenditure to fund the Lalor Project Phase 1, which is a production ramp from its Chisel North mine to Lalor deposit. Subject to regulatory approval, the ramp is expected to provide early production of zinc-rich material and access to the potential gold zones for additional underground exploration. HudBay is currently working on detailed engineering and trade-off studies and locating the ore hoist shaft.

In September 2009 we announced the discovery of a new zone of copper-gold rich mineralization that is lower in the stratigraphy than the base metals zones and the potential gold zones. We are continuing to explore the copper-gold zone which remains open to the north and west.

A diamond drill program from surface is underway to test the potential gold zones variability and continuity of a 100 meters by 100 meters area on 25 meters drill hole spacings. Ongoing exploration efforts are underway to identify additional mineralization and define extensions to current mineralization.

Fenix Project

The Fenix Project is a development stage ferro nickel project in eastern Guatemala, which we own through a 98.2% ownership interest in CGN.

Along with exploitation and exploration licenses over the project properties, CGN owns a pyrometallurgical nickel processing plant and related facilities which have been closed for approximately 29 years, but continuously maintained over that period.

Construction on the Fenix Project was initiated in 2008; however, because of the significant deterioration in metal prices and global economic uncertainty at the time, construction was suspended in November 2008. Since then, we have continued to advance the Fenix Project through community initiatives and developing a revised power strategy and enhanced mine plan for the project. On March 31, 2010, we filed a NI 43-101 technical report (the “Fenix Technical Report”). The authors of the Fenix Technical Report are Dr. Paul Golightly, P.Geo and Dr. Olivier Tavchandjian, P.Geo, each of whom is a “Qualified Person” within the meaning of NI 43-101. The full text of the Fenix Technical Report is incorporated herein by reference and is available at www.sedar.com. A summary of the Fenix Technical Report is attached to this AIF as Schedule B.

During 2010, we intend to prepare a revised feasibility study for Fenix, incorporating the revised power strategy and mine plan. We also intend to evaluate financing alternatives for the project. We expect that these initiatives will lead to a decision on restarting construction on the Fenix Project later in 2010.

4.	Exploration Properties

Our exploration properties are the key to our strategy of pursuing organic growth. Over the past 80 years, we and our predecessors have brought into production 26 ore bodies on our lands. Our exploration efforts were most recently recognized when we won the Prospectors’ and Developers’ Association of Canada’s Bill Dennis Award in 2009 for our discovery of the Lalor deposit. For 2010, our board of directors has approved total exploration expenditures of $41.7 million.

We hold a land position of 408,308 hectares in Manitoba and Saskatchewan, primarily in the highly prolific Flin Flon Greenstone Belt. Since much of this property is within 100 kilometres of our two ore concentrators in the region, and given that we have available capacity at our processing facilities, we are in a good position to economically exploit mineral deposits that a mining company without such proximate facilities may not be able to develop profitably due to higher costs of transportation and treatment charges. In addition, we believe the exploration methodologies we have developed are suitable for other greenstone belts and other types of mineralization.

We have a considerable land position in the Lake Izabal region of eastern Guatemala, which contains our Fenix laterite nickel project. The exploitation licence known as “Extraccion Minera Fenix” covers 24,800 hectares. The exploration license known as Niquegua Montufar II is located on the south side of Lake Izabal and covers 3,230 hectares of prospective nickel laterite terrain.

We also hold 21,620 hectares of mineral rights in New York State, 5,823 hectares of mineral rights in the Yukon, including our Tom and Jason properties, 1,531 hectares of mineral rights in Chile and 10,897 hectares of mineral rights in southwestern Ontario.

As a means of leveraging our exploration capabilities in the Flin Flon Greenstone Belt, we have optioned some of our properties to other exploration companies, which allows us to advance the exploration and development of new mineral deposits without incurring significant costs. Among the option agreements to which we are a party are agreements with: VMS Ventures Inc., relating to our Reed Lake property; Rockcliffe Resources Inc.; relating to seven properties in the Snow Lake area; Halo Resources Ltd., relating to certain of our properties near Sherridon, Manitoba, Troymet Exploration Corp., relating to our McClarty gold property; and Murgor Resources Inc. relating to four properties near Flin Flon and Snow Lake. These agreements typically allow the optionee to earn up to a 100% interest in the property by completing certain exploration expenditures and making cash payments to us, and we may elect to exercise back-in rights which allow us to earn back a majority interest in the properties or retain a net smelter return royalty.

We have also increased our exploration opportunities by partnering with exploration companies with promising properties. In 2009 we entered into a subscription, option and joint venture agreement with Aquila, pursuant to which we may earn up to a 75% joint venture interest in Aquila’s Back Forty Project in Menominee County Michigan. In December 2009, we also entered into an option agreement with Halo pursuant to which we may earn up to a 67.5% joint venture interest Halo’s Cold and Lost properties in the Sherridon VMS District in Manitoba. In March 2010, we announced that we had entered into a letter of intent with VMS Ventures to form a joint venture to further the exploration and development of our Reed Lake property and certain properties held by VMS Ventures immediately to the south of the Reed Lake property. The letter of intent also contemplates that we will enter into an option agreement respecting certain other adjacent properties held by VMS Ventures. The establishment of the joint venture and option arrangements is contingent on the completion of mutually satisfactory definitive agreements.

Products and Marketing

Our principal products are copper and zinc. In 2009, we produced 106,782 tonnes of cast zinc, 58,551 tonnes of copper, 91,357 ounces of gold, 2,006,638 ounces of silver and 25,107 tonnes of zinc oxide. Copper and zinc represented approximately 49% and 24% of our total revenue, respectively, in 2009 and 56% and 20%, respectively, in 2008.

From our White Pine copper refinery, we ship copper cathodes to customers in North America by rail and truck. The refining process at White Pine also produces precious metals in a saleable slimes product, which is sold to a third party customer. Spent anodes that result from the refining process are sold to other refineries in North America. In June 2009, we announced that we would be closing our copper smelter in Flin Flon by July 1, 2010 and our White Pine refinery shortly thereafter. We expect to enter into an agreement in the near future with a third party purchaser to sell approximately 60% of our copper concentrate production on arms’ length terms. We intend to sell the remainder of our copper concentrate production under shorter-term contracts.

We ship cast zinc metal produced at our Flin Flon zinc plant to third party customers in North America by rail and truck. We also sell approximately 25% of our zinc production to our Zochem Inc. subsidiary for manufacturing zinc oxide.

We do not have any contracts upon which our business is substantially dependent, as excess copper, zinc and precious metals we produce can instead be sold on a metals exchange.

Employees

HBMS

HBMS had approximately 1,412 employees as at December 31, 2009, of whom approximately 1,135 were unionized. In 1998, HudBay entered into a labour stability agreement in respect of its existing Flin Flon/Snow Lake collective bargaining agreements, whereby we agreed with unions that any collective agreement expiring prior to July 1, 2012 would be settled by way of binding arbitration in the event that the parties could not otherwise agree to a negotiated contract settlement. This agreement is intended to ensure that there will be no strike or lockout through December 2014. On February 3, 2009 we announced that the unions at our Flin Flon and Snow Lake operations ratified new three year collective agreements, effective January 1, 2009.

HBMS maintains a profit sharing plan pursuant to which 10% of its after-tax earnings (excluding provisions or recoveries for future income and mining tax) for any given year are distributed among eligible employees in the Flin Flon/Snow Lake operations.

Other Operations

Our Zochem division in Brampton, Ontario employed 34 people, as at December 31, 2009, 17 of whom were unionized. Zochem and the Communications, Energy and Paperworkers union are parties to a three-year collective agreement which expires in June 2012.

In addition, as at December 31, 2009, we had approximately 14 employees at the Balmat mine, 84 employees at the Fenix Project in Guatemala, 59 employees at the White Pine copper refinery and 25 at our Toronto head office. 45 unionized employees at White Pine are covered under a collective agreement that expires on April 25, 2010.

Corporate Social Responsibility

2009 was the first year that our sustainability reporting was prepared pursuant to the Global Reporting Initiative G3 guidelines, which is the world’s most widely used sustainability framework. We also subscribe to the Mining Association of Canada’s Toward Sustainable Mining initiative, which was designed to help mining companies evaluate the quality, comprehensiveness and robustness of their management systems under key performance elements, including tailings management, energy use and emissions, external outreach and crisis management planning. Our Corporate Social Responsibility Report for 2008, which is available on our website at www.hudbayminerals.com, describes our commitment to our stakeholders in several key areas including:

•	making safety the number one priority of all employees;

•	minimizing environmental harm and rehabilitating land affected by operations; and

•	being a positive partner in the communities where we work.

Health and Safety and Environmental Performance

Among our core values are protecting the health and welfare of our employees and contractors and reducing the impact of our operations on the environment. All of our producing operations are certified to Occupational Health and Safety Assessment Series 18001 and Environmental Management System Standard ISO 14001.

We believe that ongoing improvements in the safety of our workforce assists in maintaining healthy labour relations and that our ability to minimize lost-time injuries and environmental regulatory violations is a significant factor in maintaining and realizing opportunities to improve overall operational efficiency. In addition to our management systems in place, in 2009 we implemented the Positive Attitude Safety System (“PASS”) at most of our HBMS operations and we are continuing to roll it out at other HBMS operations in 2010. The PASS system involves having meetings before every shift where employees are invited to discuss their previous and upcoming shifts to identify positive safety matters that occurred and make suggestions on how to maintain and increase safety during their shifts. Our emphasis on maintaining a safe workplace is reflected in our lost-time accident frequency rate per 200,000 hours worked, which decreased from 0.97 in 2008 to 0.5 in 2009. Our 2009 performance represents the best result in our more than 80 year history.

We are subject to extensive regulation by federal, state, provincial and local authorities over a variety of environmental matters, including: air and water quality; protection and enhancement of the environment; use, storage and disposal of hazardous materials; and reclamation and restoration of mining properties. We have established an environmental management program directed at environmental protection and compliance. The program consists of an environmental policy, codes of practice, regular audits, the integration of environmental procedures with operating procedures, employee training and emergency prevention and response procedures. We have a dedicated team of five engineers and technicians and one management systems coordinator at HudBay who are charged with managing our environmental activities and our environmental compliance with all applicable standards and regulations. We did not have any material environmental non-compliances in 2010.

Our operations, concentrators, metallurgical facilities and mine sites in the Flin Flon and Snow Lake locations reflect the impact of historic and current operations. Our capital, decommissioning and operating costs in 2009 directly related to environmental protection requirements were approximately $15.2 million, the majority of which were expensed. We will also have asset retirement obligations involving decommissioning and restoration and we believe that our current financial statement provisions for closure and environmental reclamation obligations are appropriate and adequate. Our closure and reclamation plans are supported by letters of credit provided to the governments of Manitoba and Saskatchewan in an aggregate amount of $40.5 million.

We are required to comply with the Canadian government’s emission reduction targets established under the Canadian Environmental Protection Act. While we met the sulphur dioxide emission target set for 2008, we realized that it would not likely be economic to achieve compliance with the emission targets set for 2015, and this was one of the reasons behind our decision to close the copper smelter prior to July 1, 2010.

In 2007, we received a report from government agencies which contained preliminary data indicating that concentrations of some elements in surface soils around Flin Flon required further study. The Manitoba Chief Medical Officer of Health indicated that the risk to human health is likely low. HudBay, on a voluntary basis and in consultation with government agencies, has formed a community liaison committee and retained Intrinsik Environmental to carry out the further study. We are committed to working cooperatively with regulators and the public on this initiative. This assessment to determine if a human health risk exists is ongoing and the report of the findings of the assessment is anticipated in the spring of 2010.

Community Engagement

Over the past 80 years, we have employed over 47,000 people and contributed significant sums to economic development and taxes to Manitoba and the other local communities where we operate, including El Estor, Guatemala. While the communities near our operations benefit from employment and the resulting economic activity, they depend heavily on our fortunes. In turn, we act as a good corporate citizen through our active involvement in community improvement initiatives, assisting with the adverse impact of layoffs, and working with communities and government to improve impacted lands.

RISK FACTORS

An investment in our securities is speculative and involves significant risks that should be carefully considered by investors and prospective investors. In addition to the risk factors described elsewhere in this AIF, the risk factors that should be taken into account in any investment decision include, but are not limited to, those set out below. Any one or more of these risks could have a material adverse effect on the value of our securities and should be taken into account in assessing our activities.

Ability to Develop Key Projects in Manitoba and Guatemala

Our ability to develop the Fenix Project, if we decide to do so, and the Lalor Project, is subject to many risks and uncertainties. These include: establishing mineral reserves by drilling; completion of feasibility studies; obtaining and maintaining various permits and approvals from governmental authorities; constructing mining and processing facilities; securing required surface and other land rights; finding or generating suitable sources of power and water; confirming the availability and suitability of appropriate local area infrastructure; and obtaining adequate financing.

The capital expenditures and timeline needed to develop a new mine are considerable and the economics of and ability to complete a project can be affected by many factors, including: inability to complete construction and related infrastructure in a timely manner; changes in the legal and regulatory environment; currency fluctuations; industrial disputes; unavailability of parts, machinery or operators; delays in the delivery of major process plant equipment; inability to obtain, renew or maintain the necessary permits, licences or approvals; unforeseen natural events, political and other factors. Factors such as changes to technical specifications, failure to enter into agreements with contractors or suppliers in a timely manner, and shortage of capital, may also delay the completion of construction or commencement of production or require the expenditure of additional funds. Any delay in the development of our projects could have a material adverse impact on us. Many major mining projects constructed in the last several years, or under construction currently, have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, sometimes by as much as 50% or more. There can be no assurance that our Lalor and Fenix projects will be able to be successfully or economically developed or that they will not be subject to the other risks described above.

In addition to the risks described above, Guatemalan governmental actions concerning the economy, including the expropriation of property and implementation of exchange controls which currently do not exist, could have a significant adverse impact on Guatemalan private sector entities in general, and on CGN and the Fenix Project in particular. The Government of Guatemala may also increase royalties applicable to Fenix. In addition, Guatemala has a history of political unrest. Renewed political unrest or a political crisis in Guatemala could adversely affect our business and results of operations. Guatemala suffers from social problems, such as a high crime rate and uncertain land tenure for many indigenous people, which could have adverse effects on the Fenix Project. Such adverse effects could result from the local populations encroaching on Fenix Project land, challenging the boundaries of such land, impeding Fenix Project activities through roadblocks or other public manifestations or attacking Fenix Project assets or personnel.

Market price and demand volatility

Our earnings and financial condition depend upon the market prices of metals, which can fluctuate widely. Metal prices ultimately depend on demand in the end markets for which metals are used. The principal end markets for zinc and copper are the steel and automotive industries and the electrical and electronics industries, respectively. These industries, as well as certain other industries that use zinc or copper, are cyclical in nature. Demand is affected by numerous factors beyond our control, including the overall state of the economy, general level of industrial production, interest rates, the rate of inflation, and the stability of exchange rates, any of which can cause significant fluctuations in zinc and copper prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of zinc, copper and other metals and concentrates has fluctuated widely in recent years and recent declines in both price and demand have had the effect of reducing our profitability and caused us to suspend certain of our operations. In addition, future price and demand declines may materially reduce our profitability and could cause us to reduce output at our operations (including, possibly, closing one or more of our mines or plants), all of which could reduce our cash flow from operations.

Furthermore, significantly decreased commodity prices may require us to revise our mineral reserve calculations and life-of-mine plans, which could result in material write downs of our investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting our mineral reserve estimates and financial condition, declining commodity prices can affect operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

We occasionally engage in hedging activities, such as forward sales contracts and commodity put and call option contracts, to minimize the effect of declines in metal prices on our operating results, and may continue to engage in such activities in the future. While these hedging activities may protect us, to some extent, against low metal prices, they may also limit the price we can receive on hedged products. As a result, we may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract, which could adversely affect our results of operations.

Foreign exchange

As our core operations are located in Canada, our costs are incurred primarily in Canadian dollars. However, our revenue is tied to market prices for zinc, copper, and other metals we produce, which are typically denominated in United States dollars. If the Canadian dollar appreciates in value against the United States dollar, our results of operations and financial condition could be materially adversely affected. Although we may use hedging strategies to limit our exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations.

Mining operations and insurance

Mining operations, including the exploration and development of mineral deposits, generally involve a high degree of risk and are subject to conditions and events beyond our control. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of zinc and copper metal including: adverse environmental conditions; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to, or destruction of, mines and other producing facilities, resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to our properties or the properties of others, delays in mining, monetary losses and potential legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas that may result in environmental pollution and consequential liabilities.

Our insurance will not cover all the potential risks associated with our operations. In addition, although certain risks are insurable, we may be unable to maintain insurance to cover these risks at economically feasible premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards that may not be insured against or that we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Sustaining and increasing production levels

Subject to any future expansion or other development, production from existing operations at our mines will typically decline over the life of mine. As a result, our ability to maintain our current production or increase our annual production of base metals and generate revenues therefrom will depend significantly upon our ability to discover or acquire and to successfully bring new mines into production and to expand mineral reserves at existing mines. Exploration and development of mineral properties involves significant financial risk. Very few properties that are explored are later developed into operating mines. Substantial spending may be made on properties that are abandoned due to poor drilling results or an inability to define mineral reserves.

Zinc plant capacity

Production of zinc concentrate from our mines has not been sufficient to operate our zinc plant at full capacity, which has had an impact on our profitability. We may attempt to fill the excess capacity at the zinc plant by purchasing concentrate from third parties; however, this is typically less profitable than processing domestic concentrate. The availability of concentrate is influenced by a number of factors, many of which are beyond our control. We may also seek to fill the excess capacity at the zinc plant by bringing new mines into production or expanding current mines, which also involves many risks and uncertainties, including those described above under “Sustaining and increasing production levels”.

Production, costs and life-of-mine estimates

Failure to achieve production, cost or life-of-mine estimates could have an adverse impact on our future cash flows, profitability, results of operations and financial condition. Our actual production, costs and the productive life of a mine may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, revisions to mine plans, risks and hazards relating to mining and availability of and cost of labour and materials.

Energy prices and availability

Mining operations and facilities are intensive users of electricity and carbon based fuels. Energy prices can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially adversely affect our results of operations and financial condition. If we proceed with development of the Fenix Project, we will require a significant amount of cost-efficient energy and any inability to secure such energy may negatively impact our ability to develop the project.

Disruption of transportation

At our mines in northern Manitoba and Saskatchewan, we are dependent upon a single railway and certain short-line rail networks to transport purchased concentrate to our Flin Flon metallurgical complex and to transport products from the Flin Flon metallurgical complex for further processing or to our customers. In addition, the Fenix Project will require transportation improvements and access, which will require the cooperation of the Guatemalan government. We may have similar dependencies at future mining and processing operations. Inability to secure reliable and cost-effective transportation, or disruption of these transportation services due to weather-related problems, strikes, lock-outs or other events could have a material adverse effect on our operations. If transportation for our products is or becomes unavailable, our ability to market our products could suffer. In addition, increases in our transportation costs relative to those of our competitors could make our operations less competitive and could affect our profitability.

We may not be able to acquire desirable mining assets in the future

One of our strategies is to grow our business by acquiring attractive, quality mining assets. We expect to selectively seek strategic acquisitions in the future. However, there can be no assurance that suitable acquisition opportunities will be identified. Our ability to consummate and to integrate effectively any future acquisitions on terms that are favourable may be limited by the number of attractive acquisition targets, internal demands on our resources, competition from other mining companies and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all.

Intense competition could reduce our market share or harm our financial performance

The mining industry is intensely competitive and we compete with many companies possessing greater financial and technical resources than us. Since mines have a limited life, we must compete with others who seek mineral reserves through the acquisition of new properties. In addition, we also compete for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. Many competitors not only explore for and mine base metals, but conduct refining and marketing operations on a global basis. Such competition may result in us being unable to acquire or develop desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop our properties. We also compete with manufacturers of substitute materials or products for which zinc and copper are typically used. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

Human resources

We compete with other mining companies to attract and retain key executives and skilled and experienced employees. The mining industry is labour intensive and our success and ability to pursue our strategic objectives depends to a significant extent on our ability to attract, hire, train and retain qualified executives and employees, including our ability to attract employees with needed skills in the geographic areas in which we operate. In particular, we are currently conducting a search for a new Chief Executive Officer, and our success in hiring and retaining a suitably qualified individual will be key to our ability to achieve our strategic objectives.

We are also dependent on a number of key management and operating personnel, and our ability to manage activities, and hence our success, will depend in large part on the efforts of these individuals and our ability to retain them.

Although the labour stability agreement that is in place at our Flin Flon/Snow Lake operations effectively deals with resolving collective agreements that expire prior to July 1, 2012, effectively assuring no strike or lockout involving employees at these operations through December 2014, there can be no assurance that our business will not suffer from a work stoppage at any location where we operate. From time to time we may temporarily suspend or close certain of our operations and we may incur significant labour costs as a result of a suspension or closure if we are required to give employees notice prior to any layoff or pay severance. Further, temporary suspensions and closures may adversely affect our future access to skilled labour, as employees who are laid off may seek employment elsewhere.

Suspension of operations

From time to time, we may have to temporarily suspend certain of our operations if they are no longer considered commercially viable. There are a number of factors that may cause our operations to be no longer commercially viable, many of which are beyond our control. These factors include decreases in the price of and demand for zinc or copper or the market rates for treatment and refining charges, adverse changes in interest rates or currency exchange rates, increases in concentrate transportation costs, and increases in labour costs. During such temporary suspensions, we will have to continue to make expenditures to maintain the plant and equipment. We may also incur significant labour costs and be required to engage in environmental remediation, which would require us to incur additional costs. Given the costs involved in a temporary suspension of our operations, we may instead choose to continue to operate those operations at a loss. This could have a material adverse effect on our results of operations and financial condition.

Estimates of mineral reserves, mineral resources, and projected cash flows

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources and the future cash flows that might be derived from their production. Accordingly, the figures for mineral reserves and mineral resources and future cash flows contained in our public disclosure are estimates only. Estimates of mineral reserves and mineral resources, and future cash flows to be derived from the production of such mineral reserves and mineral resources, necessarily depend upon a number of variable factors and assumptions, including, among others, ability to achieve anticipated tonnages and grade and the resulting cash flow therefrom, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metal prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. For these reasons, estimates of our mineral reserves and mineral resources in our public disclosure, including classifications thereof based on probability of recovery, and any estimates of future cash flows expected from the production of those mineral reserves and mineral resources, prepared by different engineers or by the same engineers at different times may vary substantially. If our actual mineral reserves and mineral resources or cash flows are less than our estimates, our results of operations and financial condition may be materially impaired.

Inferred mineral resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

We are subject to substantial government regulation in multiple jurisdictions

Our mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, protection of the environment and other matters. Although we believe that our activities are currently carried out in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of our properties. Amendments to current laws and regulations governing our operations and activities in Manitoba, Guatemala and other places where we operate, or more stringent implementation thereof could have a material adverse effect on our business, financial condition and results of operations, including increases in exploration expenses, remedial and reclamation obligations, capital expenditures and production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Environmental compliance obligations

All of our operations are subject to environmental regulations. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that existing or future environmental regulation will not materially adversely affect our business, financial condition and results of operations. There is contamination on properties that we own or owned or for which we have or have had care, management or control and, in some cases on neighbouring properties, that may result in a requirement to remediate, which could involve material costs. In addition, environmental hazards may exist on the properties on which we hold interests that are unknown to us at present and that have been caused by previous or existing owners or operators of the properties. We may also acquire properties with environmental risks.

Any failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including us, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

We are required to obtain government permits in order to conduct mining operations

Government approvals and permits are currently required in connection with all of our operations, and further approvals and permits will be required in the future, including for our Lalor Project. We must obtain and maintain a variety of licences and permits including air quality control, water, electrical and municipal licences. The duration and success of our efforts to obtain permits are contingent upon many variables outside of our control. Obtaining governmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed our estimates or that we will be able to maintain such permits. To the extent such approvals are required and not obtained or maintained, our operations may be curtailed or we may be prohibited from proceeding with planned exploration, development, or operation of mineral properties.

Aboriginal rights

Governments in many jurisdictions must consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of aboriginal people may require accommodations, including undertakings regarding employment and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles in these jurisdictions, including in some parts of Manitoba and Saskatchewan in which aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions.

The risk of unforeseen aboriginal title claims also could affect existing operations as well as development projects and future acquisitions. These legal requirements may affect our ability to expand or transfer existing operations or to develop new projects.

Climate change initiatives

Through its proposed Clean Air Act, the Government of Canada has indicated its intent to regulate greenhouse gas emissions. In addition, the Government of Manitoba has committed to take action in response to climate change through a Manitoba-California memorandum of understanding signed on December 14, 2006. While the impact of these measures, and similar measures in jurisdictions in which we operate, cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on our results of operations and competitive position.

Reclamation and mine closure costs

In view of the uncertainties concerning future removal and site restoration costs on our properties, including those held by our subsidiaries, the ultimate timing of and costs for future removal and site restoration could differ from current estimates. Our estimates for this future liability are subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Any future changes to our reclamation and mine closure costs (either in our estimates or in the actual costs) could have a material and adverse effect on our future operating results.

In addition, regulatory authorities in various jurisdictions require us to post financial assurances to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. The amount and nature of the financial assurances are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. There can be no guarantee that we will be able to maintain or add to our current level of financial assurance. We may not have sufficient capital resources to further supplement our existing security, and any capital resources we utilize for this purpose will reduce the resources available for our other operations and commitments. Although we accrue for future closure costs, we do not necessarily reserve cash in respect of these obligations or otherwise fund these obligations in advance. As a result, we will have significant cash costs when we are required to close and restore mine sites that may, among other things, affect our ability to satisfy our obligations under our indebtedness or other contractual commitments. Given the significance of these cash costs, we may not be able to fund them with cash from our operating activities or other available capital resources. We cannot provide assurance that we will be able to obtain financing on satisfactory terms to fund these costs. If we are unable to fund the removal and site restoration costs, regulatory authorities may realize on the financial assurance provided with respect to those obligations.

Exploration activities

The exploration for and development of mineral deposits involves significant risks. Few properties that are explored are ultimately developed into producing mines. Whether a mineral deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulation, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Even if we identify and acquire an economically viable ore body, several years may elapse from the initial stages of development. We may incur major expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. As a result, we cannot provide assurance that our exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.

Title to mineral properties

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although we believe we have taken reasonable measures to ensure proper title to our properties, there is no guarantee that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects or unforeseen changes to the boundaries of our properties by governmental authorities. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations. In addition, such claims, whether or not valid, will involve additional cost and expense to defend or settle. Such costs and expenses could adversely affect our profitability.

Current global financial conditions

Global financial conditions have been subject to increased volatility and turmoil in recent years. This may affect our ability to obtain equity or debt financing in the future and, if obtained, on terms favourable to us. If increased levels of volatility and market turmoil return to the levels existing in 2008 and early 2009, our operations and the trading price of our common shares could be adversely affected.

Credit risk

We mitigate credit risk relating to customers of our copper, zinc, zinc oxide and precious metals by carrying out credit evaluations on our customers, making a significant portion of sales on a cash basis and maintaining insurance on accounts receivable. If customers default on the credit extended to them and our loss is not covered by insurance, results of operations could be materially adversely affected. Further, we may enter into offsetting derivative contracts for which we do not obtain collateral or other security. In the event of non-performance by counterparties in connection with such derivative contracts, we are further exposed to credit risk.

Joint ventures

We may enter into one or more joint ventures in the future. Any failure of any joint venture partner to meet its obligations could have a material adverse effect on such joint ventures. In addition, we may be unable to exert influence over strategic decisions made in respect to properties subject of such joint ventures.

Information systems

Information software and hardware can become obsolete over time or could fail to operate as intended for a variety of reasons. Any such failure could cause a physical stop to some of our operations or could cause a disruption in the flow of vital information, either of which could adversely affect our operations.

In addition, we have initiated a project to replace many of our information systems with a new enterprise resource management system. The new system may fail to operate as intended and it may be delayed or subject to cost overruns. During and following implementation of the new system, we will be dependant on a single vendor for support and upgrades of a critical business system.

Equipment and infrastructure

Although we conduct extensive maintenance and incur significant costs to maintain and upgrade our fixed and mobile equipment and infrastructure, failures may occur that cause injuries or production loss, which could negatively affect our profit.

Market price of our common shares

Our share price may significantly be affected by short-term changes in commodity prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that may have an effect on the price of our common shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not continue to follow our securities; a lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of our common shares; the size of our public float may limit the ability of some institutions to invest in our securities. As a result of any of these factors, the market price of our common shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Sales of a large number of our common shares in the public markets, or the potential for such sales, could decrease the trading price of our common shares and could impair our ability to raise capital through future sales of our common shares.

Potential for conflicts of interest

Certain directors and officers of HudBay may also serve as directors or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. We expect that any decision made by any of such directors and officers involving us will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of HudBay and our shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matters in which such director may have a conflict of interest.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

We are authorized to issue an unlimited number of common shares, of which there were 153,190,787 common shares issued and outstanding as of March 29, 2010.

Holders of common shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors at its discretion from funds legally available therefor and upon our liquidation, dissolution or winding up are entitled to receive on a pro-rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

We are authorized to issue an unlimited number of preference shares, none of which were issued and outstanding as of the date of this AIF.

Preference shares may from time to time be issued and the directors may fix the designation, rights, privileges, restrictions and conditions attaching to any series of preference shares. Preference shares shall be entitled to preference over the common shares and over any other of our shares ranking junior to the preference shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of our liquidation, dissolution or winding up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs. Preference shares may be convertible into common shares at such rate and upon such basis as the directors in their discretion may determine. No holder of preference shares will be entitled to receive notice of, attend, be represented at or vote at any annual or special meeting, unless the meeting is convened to consider our winding up, amalgamation or the sale of all or substantially all of our assets, in which case each holder of preference shares will be entitled to one vote in respect of each preference share held. Holders of preference shares will not be entitled to vote or have rights of dissent in respect of any resolution to, among other things, amend our articles to increase or decrease the maximum number of authorized preference shares, increase or decrease the maximum number of any class of shares having rights or privileges equal or superior to the preference shares, exchange, reclassify or cancel preference shares, or create a new class of shares equal to or superior to the preference shares.

Rights

The fundamental objective of our shareholder rights plan, implemented under the terms of a shareholder rights plan agreement (the “Shareholder Rights Plan”) between us and Equity Transfer Services Inc., dated as of November 9, 2004 and amended and restated on May 1, 2007 and May 31, 2007 and ratified by our shareholders on May 31, 2007, is to provide adequate time for our board of directors and shareholders to assess an unsolicited take-over bid for our common shares, to provide the board of directors with sufficient time to explore and develop alternatives for maximizing value in the best interests of our stakeholders if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.

One right has been issued by us in respect of each common share that is currently outstanding, and one right will be issued in respect of each common share issued during the balance of the term of the Shareholder Rights Plan (which term expires at the completion of HudBay’s annual shareholders’ meeting in 2010). The rights will separate from the common shares and will be exercisable 10 trading days after a person has acquired, or commences a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder Rights Plan. Each exercisable right permits the purchase of $180 worth of common shares for $90. The complete Shareholder Rights Plan is available on SEDAR at www.sedar.com.

Normal Course Issuer Bid

In September 2009, HudBay announced a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, up to 13,665,000 common shares, representing approximately 10% of its public float, over a twelve month period ending September 30, 2010. As at December 31, 2009 a total of 599,600 common shares had been purchased pursuant to the bid at an aggregate cost of approximately $8.0 million.

DIVIDENDS

We have never paid a dividend or made a distribution on our common shares, and we have made no decision to do so. The timing, payment and amount of any dividends will be determined by the board of directors from time to time based upon, among other things, our cash flow, results of operations and financial condition, our need for funds to finance ongoing operations and such other business considerations as the board of directors considers relevant.

MARKET FOR SECURITIES

Price Range and Trading Volume

Our common shares are listed on the TSX under the symbol “HBM”. The volume of trading and the high and low closing price of our common shares, during the periods indicated are set forth in the following table.

Period	High	Low	Volume
	($)	($)	(millions of common shares)
2009
January	4.96	3.19	54.16
February	5.95	4.67	24.43
March	6.20	5.35	44.66
April	8.40	6.30	46.27
May	8.83	7.10	34.02
June	8.52	7.17	27.37
July	8.19	6.62	15.87
August	8.85	8.14	24.42
September	13.03	8.34	49.93
October	15.38	12.30	42.31
November	16.97	13.62	32.47
December	14.92	12.56	26.47

On March 30, 2010, the closing price of our common shares on the TSX was $12.91 per share.

DIRECTORS AND OFFICERS

Board of Directors

J. Bruce Barraclough Mississauga, Ontario, Canada	Mr. Barraclough is a corporate director who worked for Ernst & Young LLP for 37 years, 27 as a partner, until his retirement on June 30, 2008.

Director since: March 23, 2009	He is a director of Coalcorp Mining Inc., where he is also the chair of the audit committee. Mr. Barraclough holds an MBA from the Schulich School of
Committee memberships: – Audit Committee (Chair) – Corporate Governance and Nominating Committee – Compensation Committee	Business and a Bachelor of Applied Science from the University of Toronto. He is also a Fellow of the Institute of Chartered Accountants of Ontario (FCA) and holds the designation of Chartered Director (C.Dir.) from The Directors College (a joint venture of McMaster University and the Conference Board of Canada).

Brian D. Gordon La Salle, Manitoba, Canada	Mr. Gordon is President and Director of Seedhouse Holdings Ltd., an investment firm. He was Vice President, General Counsel and Corporate Secretary of HBMS from 1994 to April 2008 and HudBay from 2004 until April 2008.

Director since: March 23, 2009

Committee memberships: – Environmental, Health and Safety Committee	Mr. Gordon attended Dartmouth College, University of Western Ontario and University of Manitoba where, in 1983, he obtained his LL.B. and was subsequently called to the Manitoba Bar in 1984. Before joining HudBay, Mr. Gordon was a partner with Thompson Dorfman Sweatman LLP, practicing predominantly corporate and commercial law.

Alan R. Hibben Toronto, Ontario, Canada Director since: March 23, 2009	Mr. Hibben is a partner with Blair Franklin Capital Partners Inc., a financial advisory firm. He was a principal with Shakerhill Partners Ltd. from July 2007 to January 2009 and Head of Strategy & Development at RBC Financial Group from January 2005 to June 2007. He has also held several senior positions with RBC Capital Markets.
Committee memberships:
– Compensation Committee (Chair) – Audit Committee	Mr. Hibben has been a director of six public companies and six substantial private companies, including Pinetree Capital Inc., Discovery Air Inc., and the Board of Governors of Havergal College, where he is Chairman. Mr. Hibben received his Bachelor of Commerce Degree from the University of Toronto. He is qualified as a Canadian Chartered Accountant and also holds the CFA designation. He is a certified director of the Institute of Corporate Directors (ICD.D).

W. Warren Holmes Stratford, Ontario, Canada Director since: March 23, 2009	Mr. Holmes is Executive Vice Chairman and Interim Chief Executive Officer of HudBay. He has 40 years of mining industry experience notably with Noranda Inc. (1964-1986) where he was Vice President and General Manager of Pamour Porcupine Mines Limited and with Falconbridge Limited (1986-2002) where he was Senior Vice-President of Canadian Mining Operations.
Committee memberships:
– Environmental, Health and Safety Committee	Since his retirement from Falconbridge, Mr. Holmes has served as a corporate director. He is Chairman and a director of Wallbridge Mining Company Limited, Vice Chairman and a director of Atlanta Gold Inc. and a director of Nuinsco Resources Limited, Foraco International SA, and Victory Nickel Inc. Mr. Holmes has been President of the Canadian Institute of Mining & Metallurgy, is a Professional Engineer and holds an engineering degree from Queens University and a MBA from the University of Western Ontario.

Peter R. Jones Oakville, Ontario, Canada Director since: March 23, 2009	Mr. Jones was Chief Executive Officer and a director of HudBay from March 23, 2009 to November 12, 2009 and from 2004 to January 2008. He has 39 years of mining experience, primarily with Cominco Ltd., Anglo American and HudBay and its predecessor companies. He was also Chairman and CEO of Adanac Molybdenum Corporation from August 2008 to March 2009.
Committee memberships:
– Environmental, Health and Safety Committee	Mr. Jones has been Chairman of the Mining Association of Canada and in 2006 was named Prairie Region Entrepreneur of the Year by Ernst & Young LLP. Mr. Jones is a Professional Engineer and he is a graduate of the Camborne School of Mines and Banff School of Advanced Management.

John. L. Knowles Winnipeg, Manitoba, Canada Director since: March 23, 2009 Committee memberships:	Mr. Knowles is President and CEO of Wildcat Exploration Ltd, a mining exploration company, prior to which he was Executive Vice President and Chief Financial Officer of Aur Resources Inc. from July 2005 to August 2006. He was Vice President and Chief Financial Officer of HBMS from 1996 to April 2005 and, following its acquisition by HudBay, he was Vice President and Chief Financial Officer of HudBay until April 2005.
– Audit Committee – Compensation Committee

Mr. Knowles has over 25 years of experience in senior roles with Canadian and international resource companies. He is a director of private companies involved in international gold exploration, bio-pharmaceuticals and real estate development. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

Alan Lenczner, Q.C. Toronto, Ontario, Canada	Mr. Lenczner is a partner at Lenczner Slaght Royce Smith Griffin LLP. He is a Director of Leon’s Furniture Ltd. and was previously a Director of Eskay Creek Ltd.
Director since: March 23, 2009

Committee memberships: – Corporate Governance and Nominating Committee	Mr. Lenczner has a B.A. (Hon.) and an M.A. He graduated from the University of Toronto with an LL.B. (Hons. Standing) in 1967 and was admitted to the Ontario Bar in 1969. He was appointed Queen’s Counsel in 1982.

G. Wesley Voorheis Toronto, Ontario, Canada Director since: March 23, 2009	Mr. Voorheis is Chairman of HudBay. He is also Managing Director of VC & Co. Incorporated and a Partner of Voorheis & Co. LLP, which acts as a strategic advisor to institutional and other shareholders. He has also acted as an advisor to a number of private equity and hedge funds in Canada.

Committee memberships: – Corporate Governance and Nominating Committee (Chair)	Mr. Voorheis was previously the Chief Executive Officer and a director of Hollinger Inc. He also acted as an advisor to the institutional shareholders of YBM Magnex International, Inc. and subsequently as Chairman of its Board of Directors. Mr. Voorheis was also a member of the Board of Directors of Sun- Times Media Group, Inc. and Atlas Cold Storage Holdings Inc. Prior to the establishment of Voorheis & Co. LLP in 1995, Mr. Voorheis was a partner in a major Toronto law firm.

The term of office for each director of the Company will expire upon the completion of the next annual meeting of shareholders of the Company.

Executive Officers

W. Warren Holmes Stratford, Ontario, Canada	For biographical information for Mr. Holmes, see above under “Board of Directors”.

Position with HudBay: Executive Vice Chairman and Interim Chief Executive Officer

David S. Bryson Toronto, Ontario, Canada Position with HudBay: Senior Vice President and Chief Financial Officer	Mr. Bryson has been with HudBay since August 2008. He was Chief Financial Officer of Skye Resources Inc. from June 2008 to August 2008, Vice President of Finance and Treasurer of Skye Resources Inc. from March 2007 to August 2008, a self-employed consultant from February 2006 to March 2007 and Treasurer of Terasen Inc. from January 2004 to February 2006.

Mr. Bryson holds a Bachelor of Commerce (Finance) from the University of British Columbia and is a Chartered Financial Analyst.

Tom A. Goodman Denare Beach, Saskatchewan, Canada Position with HudBay: Senior Vice President, Operations, HBMS	Mr. Goodman has worked for HBMS for over 30 years in a wide variety of operational, technical, and management positions, including as Vice President, Technical Services from 2003 to 2008, when he was appointed to his current position.

Mr. Goodman is a graduate in Chemical and Metallurgical Technology from the British Columbia Institute of Technology. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and the Minerals, Metals & Materials Society.

Alan T.C. Hair Toronto, Ontario, Canada	Prior to his current role as Senior Vice President, Development, Mr. Hair was Vice President, Metallurgy, Safety Health and Environment of HBMS from January 2004 to September 2008.
Position with HudBay: Senior Vice President, Development

Mr. Hair graduated from the University of Leeds, England in 1983 with a Bachelor of Science Honours degree in Mineral Engineering. Prior to joining HudBay, he worked in European base metals and African platinum group operations.

H. Maura Lendon Toronto, Ontario, Canada	Ms. Lendon joined HudBay in April 2008. From 2004 to April 2008, she was Chief Counsel, Canada and Chief Privacy Officer (Canada) of AT&T.

Position with HudBay: Senior Vice President, General Counsel and Corporate Secretary	Ms. Lendon holds a Master of Laws from Osgoode Hall Law School, a Master of Business Administration from the Richard Ivey School of Business and a Bachelor of Laws from University of Western Ontario. She has been a member of the Ontario Bar since 1990.

Brad W. Lantz Flin Flon, Manitoba, Canada Position with HudBay: Vice President, Mining	Mr. Lantz has been Vice President, Mining since July 2007. From 2003 to July 2007, he was Mine Manager of the 777 mine. He has also held positions of progressively greater responsibility, at our Ruttan, Trout Lake and Callinan mines.

Mr. Lantz graduated from the University of Waterloo in 1982 with a B.Sc. in Earth Sciences.

Cashel Meagher King City, Ontario, Canada Position with HudBay: Vice President, Exploration	Mr. Meagher has been Vice President, Exploration since March 2010. From March 2009 to March 2010 he was Director, Technical Services and Exploration and from November 2008 to March 2009 he was Manager, Technical Services and Exploration. From November 2000 to November 2009 he held various positions at Vale Inco Sudbury operations including Chief Mine Geologist. Prior to this he spent several years working for gold mining companies in operations and exploration in Timmins Ontario.

Mr. Meagher is a Professional Geoscientist registered with the Association of Professional Geoscientists of Ontario. He holds a Joint Advanced Major in Geology and Chemistry from Saint Francis Xavier University.

John Vincic Toronto, Ontario, Canada Position with HudBay: Vice President, Investor Relations and Corporate Communications	Mr. Vincic joined HudBay in August 2009. Between February 2004 and August 2009 he was an executive vice president at Barnes McInerney Inc., a leading investor relations and communications firm based in Toronto. He has also held corporate communications positions with Royal Bank of Canada and Sun Life Financial Inc.

Mr. Vincic holds a Bachelor of Arts degree from the University of Waterloo.

As of the date of this AIF, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 25,268 common shares, representing less than 1% of the total number of common shares outstanding.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Except as described below, none of our directors or executive officers is, or within 10 years prior to the date hereof was a director, chief executive officer or chief financial officer of any company (including our company), that: (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, that was in effect for a period of more than 30 consecutive days, or (ii) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, that was in effect for a period of more than 30 consecutive days.

Except as described below, none of our directors or executive officers, or a shareholder holding a sufficient number of securities of our company to affect materially the control of our company: (i) is, or has been within the 10 years prior to the date hereof, a director or executive officer of any company (including our company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (ii) has, within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; (iii) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or (iv) been subject to any other penalties or sanctions imposed by a court or regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

Mr. Barraclough is a director of Coalcorp Mining Inc. (“Coalcorp”). On February 6, 2009, Coalcorp announced that it would delay the filing of its second quarter interim financial statements, CEO and CFO certifications and related management discussion and analysis for the three and six-month periods ended December 31, 2008, beyond the filing deadline of February 16, 2009. On February 18, 2009, the OSC issued a temporary management cease trade order (“MCTO”) related to Coalcorp securities against the chief executive officer and chief financial officer of Coalcorp for so long as the interim financial statements, certifications and related management discussion and analysis are not filed. Coalcorp subsequently filed the outstanding materials. However, on October 19, 2009 the OSC issued a temporary management cease trade order against Coalcorp’s Chief Executive Officer pending the filing of Coalcorp’s 2009 audited annual financial statements, MD&A and Annual Information Form. The cease trade order current remains outstanding pending the filing of Coalcorp’s 2009 Annual Information Form and second quarter financial disclosure.

Mr. Jones was Chairman and Chief Executive Officer of Adanac Molybdenum Corporation (“Adanac”) when Adanac sought protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in December 2008. As of the date hereof, the proceedings under the CCAA relating to Adanac are ongoing.

Mr. Holmes was a director of Campbell Resources Inc. (“Campbell”) from 2006 to 2008. Mr. Holmes joined Campbell as a director while it was already under the protection of the CCAA. Mr. Holmes resigned from the board of directors of Campbell in November 2008. On January 28, 2009, Campbell once again obtained creditor protection under the CCAA. On December 10, 2009 a receiver was appointed over Campbell’s assets with the power to solicit offers for the sale of the assets.

From September 2003 until June 24, 2004, Mr. Voorheis was a director of Atlas Cold Storage Holdings Inc. (“Atlas”), the entity through which Atlas Cold Storage Income Trust (“Atlas Income Trust”) carried on its business. As a result of Atlas Income Trust not having filed its 2003 third quarter financial statements by the required deadline, the OSC issued a MCTO relating to any trading in securities of Atlas Income Trust against the trustees of Atlas Income Trust, certain members of the board of directors of Atlas and certain other then-current and former officers of Atlas. The cease trade order remained in effect until May 11, 2004, following the remediation of the filing default.

Mr. Voorheis was a director of Hollinger Inc. (“Hollinger”) from May 2006 to June 2008 and its Chief Executive Officer from April 2007 to June 2008. On May 18, 2004, prior to Mr. Voorheis’ involvement in Hollinger, as a result of Hollinger’s failure to file financial statements on a timely basis as required under Ontario securities laws, the OSC issued a temporary cease trade order that prohibited certain then-current and former directors, officers and insiders of Hollinger from trading in securities of Hollinger, subject to certain exceptions. On June 1, 2004, the OSC issued a MCTO. The MCTO was subsequently varied on March 8, 2005, August 10, 2005 and April 28, 2006. The April 28, 2006 variation added the then-current directors and officers of Hollinger to the list of persons subject to the MCTO. On April 10, 2007, the MCTO was revoked pursuant to an order issued by the OSC. The revocation order stemmed from the remediation by Hollinger of its historical continuous disclosure record on March 7, 2007. Related cease trade orders were also issued by securities regulatory authorities in British Columbia on May 31, 2004 and Alberta on June 10, 2004 but were revoked or expired, following the revocation of the MCTO by the OSC.

On August 1, 2007, Hollinger obtained an initial order from the court granting it creditor protection under the CCAA. On the same date, Hollinger made a concurrent application for a companion order under Chapter 15 of the United States Bankruptcy Code. These proceedings included Hollinger and its wholly-owned subsidiaries, Sugra Limited and 4322525 Canada Inc. The initial order and the U.S. proceedings provided for an initial stay period of 30 days, and were subsequently extended. On May 14, 2008, Hollinger announced that it had reached an agreement with its two principal creditors addressing the various principal matters in dispute among those parties and that, upon Court approval of that agreement, Mr. Voorheis would be resigning as an officer and director of Hollinger. The Court formally approved that agreement on May 26, 2008, and Mr. Voorheis resigned as a director and officer of Hollinger effective June 17, 2008. The Series II preference shares and the common shares of Hollinger are subject to a cease trade order issued by the OSC on July 23, 2008. Hollinger has stated that the cease trade order was issued as a result of Hollinger’s determination, in the interests of reducing its costs for the benefit of its stakeholders, not to prepare and file annual audited financial statements and other annual disclosure documents in respect of Hollinger’s financial year ended March 31, 2008. Consequently, since June 30, 2008, Hollinger has been in default of its continuous disclosure filing requirements under Canadian securities laws.

Conflict of Interest

To the best of our knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among or between us, our subsidiaries, our directors, officers or other members of management, as a result of their outside business interests, except that certain of our directors, officers, and other members of management serve as directors, officers, promoters and members of management of other entities and it is possible that a conflict may arise between their duties as a director, officer or member of management of the Company and their duties as a director, officer, promoter or member of management of such other entities.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of our directors or officers. All such conflicts are required to be disclosed by such directors or officers in accordance with the Canada Business Corporations Act, and such individuals are expected to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

AUDIT COMMITTEE DISCLOSURE

The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The committee is also responsible for reviewing our annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors. There was no instance in 2009 where our board of directors declined to adopt a recommendation of the Audit Committee.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee appointment and reporting to our board of directors. A copy of the current charter is attached hereto as Schedule C.

Composition

The Audit Committee consists of Messrs. Barraclough, Hibben and Knowles. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 - Audit Committees.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an audit committee member.

J. Bruce Barraclough worked for Ernst & Young LLP for 37 years, 27 of which were as a Partner. He has been a director of Coalcorp Mining Inc. since January 2009 where he is also the chair of the Audit Committee. Mr. Barraclough holds an MBA from the Schulich School of Business and a Bachelor of Applied Science from the University of Toronto. He is also a Fellow of the Institute of Chartered Accountants of Ontario (FCA) and holds the designation of Chartered Director (C.Dir.) from The Directors College (a joint venture of McMaster University and The Conference Board of Canada).

Alan R. Hibben has been a director of six public companies and six substantial private companies. Mr. Hibben received his Bachelor of Commerce Degree from the University of Toronto. He is qualified as a Canadian Chartered Accountant and also holds the CFA designation. He is a certified director of the Institute of Corporate Directors (ICD.D).

John L. Knowles has 25 years of experience in senior roles with Canadian and international resource companies. He previously served as Executive Vice President and Chief Financial Officer of Aur Resources Inc. and from 1995 to 2005 he was Vice President and Chief Financial Officer of HudBay and its predecessor company. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

Policy Regarding Non-Audit Services Rendered by Auditors

We have adopted a policy requiring Audit Committee pre-approval of non-audit services. Specifically, the policy requires that proposals seeking approval by the Audit Committee for routine and recurring non-audit services describe the terms and conditions and fees for the services and should include a statement by the independent auditor and Chief Financial Officer that the provision of those services could not be reasonably expected to compromise or impair the auditor’s independence. The Audit Committee may pre-approve non-audit services without the requirement to submit a specific proposal, provided that any such pre-approval on a general basis shall be applicable for 12 months. The Chair of the Audit Committee has been delegated authority to pre-approve on behalf of the Audit Committee the provision of specific non-audit services by the independent auditor where (a) it would be impractical for the services to be provided by another firm; or (b) the estimated fees associated with such services are not expected to exceed $50,000. Any approvals granted under this delegated authority are to be presented to the Audit Committee at its next scheduled meeting.

Remuneration of Auditor

The following table presents, by category, the fees accrued by Deloitte & Touche LLP as external auditor of, and for other services provided to, the Company for the fiscal years ended December 31, 2009 and 2008.

	2009	2008
Category of Fees
Audit fees	$1,156,964	$783,658
Audit-related fees	412,017	662,861
Tax fees	30,225	—
All other fees	—	—

“Audit fees” include fees for auditing annual financial statements and reviewing the interim financial statements, as well as services normally provided by the auditor in connection with the Company’s statutory and regulatory filings. “Audit-related fees” are fees for assurance and services related to the external auditor’s role, including attest services not required by statute or regulation and financial information presentation assistance with finalization of accounting matters and certification and acquisition activities. “Tax fees” relates to certain tax advisory fees provided to management. Management presents regular updates to the Audit Committee of the services rendered by the auditors in response to the Committee’s oversight regarding external auditor independence and pre-approved service authorizations.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

HBMS has been named as a co-defendant in two actions alleging various wrongful actions committed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydroelectric station (the “Hydro Projects”) in Saskatchewan. The plaintiffs have claimed for an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. One of HudBay’s former subsidiaries constructed and operated the dam until it was transferred to SaskPower in 1981. The plaintiffs in both actions claim that the lands on which the hydroelectric facilities were built are subject to aboriginal rights. No steps have been taken by the plaintiffs to proceed with their claims since 1995. Based on the current knowledge of management, the ultimate resolution of the claims will not be material to the consolidated financial position of HudBay.

SaskPower has been named as a defendant in two other actions, one filed in Manitoba in 1992 and one filed in Saskatchewan in 2004. Both actions claim damages alleged as a result of the operation and use of the Hydro Projects. HBMS has been named as a third party in the Saskatchewan action, but has not been named as a party in the Manitoba action. SaskPower has also added Churchill River Power Company Limited (“CRP”), formerly a wholly-owned subsidiary of HBMS, which was dissolved, as a third party in the Saskatchewan action. SaskPower has revived CRP for the purpose of taking action for alleged breaches by CRP of its obligation under a certain Purchase and Sale Agreement made in 1981. SaskPower’s counsel has granted an indefinite extension to file a Statement of Defence and nothing will be required unless steps are taken by the plaintiffs to pursue the Saskatchewan action. To date, no steps have been taken by the plaintiffs to pursue the Saskatchewan action since it was filed in December 2004 and no steps have been undertaken to add HBMS or CRP as a defendant or third party in the Manitoba action.

In March 2007, a statement of claim was issued in Manitoba by Callinan Mines Limited (“Callinan”) against HBMS seeking declaratory relief, an accounting and an undisclosed amount of damages relating to an alleged breach of a Net Profits Interest and Royalty Agreement between HBMS and Callinan Mines Limited dated January 1, 1988. HBMS has filed a statement of defence denying liability to Callinan. At this stage, the likelihood of success and the materiality of this claim are not reasonably determinable.

Except as noted above, we are not aware of any litigation outstanding, threatened or pending against us as of the date hereof that would be material to our financial condition or results of operations.

Regulatory Actions

The Company has not: (a) received any penalties or sanctions imposed against it by a court relating to securities legislation or by a securities regulatory authority during the financial year; (b) received any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; and (c) entered any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, since January 1, 2007, none of our directors, executive officers or 10% shareholders and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect HudBay.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is Equity Transfer & Trust Company at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

Except for those contracts entered into in the ordinary course of our business, the following are the material contracts we entered into during 2009 or, prior to that, since January 1, 2002 that are still in effect:

1.	the Termination Agreement between us and Lundin which terminated the Arrangement Agreement with Lundin;

2.	the share purchase agreement dated May 11, 2009 between us and GMP Securities L.P. (“GMP”) pursuant to which GMP purchased from us 96,997,492 common shares of Lundin for $235,703,905.60;

3.	the Balmat acquisition agreement entered into in 2003 between us and ZCA Mines, Inc. pursuant to which we acquired our operations in Balmat, New York; and

4.	the Shareholder Rights Plan. See “Description of Capital Structure – Rights”.

INTEREST OF EXPERTS

Kimberley Proctor, B.Sc. P.Geo., Robert Carter, B.Sc., P.Eng., Dr. Paul Golightly, P.Geo and Dr. Olivier Tavchandjian, P.Geo are experts who have prepared certain technical and scientific reports for us. As at the date hereof, to our knowledge, the aforementioned persons beneficially own, directly or indirectly, less than 1% of our securities and have no other direct or indirect interest in our company or any of its associates or affiliates.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in our management information circular dated May 15, 2009. Additional financial information is provided in our financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2009.

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

SCHEDULE A

GLOSSARY OF MINING TERMS

The following is a glossary of terms used in this annual information form.

“AQ”, “BQ”, “NQ”	Letter names specifying the dimensions of bits, core barrels, and drill rods in the Q-group wireline diamond drilling system having a core diameters of 27mm, 36.5 mm, and 47.6 mm, respectively and hole diameters of 48mm, 60mm, and 75.7 mm, respectively.

“basalt”

A general term for dark-coloured mafic igneous rocks, commonly extrusive but locally intrusive (e.g., as dikes), composed chiefly of calcic plagioclase and clinopyroxene; the fine-grained equivalent of gabbro. Nepheline, olivine, orthopyroxene, or quartz may be present. Adj. basaltic.

“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum.

“concentrator”	A plant where ore is separated into values (concentrates) and rejects (tails). An appliance in such a plant, e.g., flotation cell, jig, electromagnet, shaking table. Also called mill.

“double-drum hoist”	A hoist with two drums that can be driven separately or together by a clutch.

“felsic”	A mnemonic adj. derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-coloured rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid, and muscovite.

“grade”

The amount of valuable metal in each tonne of ore, expressed as grams per tonne for precious metals.

Cut-off grade is the minimum metal grade at which a tonne of rock can be processed on an economic basis.

“mafic”	Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals.

“metallurgy”	The science of extracting base metals from ores by mechanical and chemical processes and preparing them for use.

“mineral reserves”	That part of a measured or indicated mineral resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories:

“proven mineral reserves”	That part of a measured mineral resource that is the economically mineable part of a measured mineral resource, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“probable mineral reserves”	That part of an indicated and in some circumstances a measured mineral resource that is economically mineable demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“mineral resources”	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:

“measured mineral resource”	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“indicated mineral resource”	That part of a mineral resource for which quantity, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource”	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“mineralization”	The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term incorporating various types; for example, fissure filling, impregnation and replacement.

“NI 43-101”	National Instrument 43-101 of the Canadian Securities Administrators — Standards of Disclosure for Mineral Projects.

“ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“recovery”	A term used in process metallurgy to indicate the proportion of valuable material obtained in the process. It is generally stated as a percentage of valuable metal in the processed material that is recovered compared to the total valuable metal present.

“tailings”	The gangue and other refuse material resulting from the washing, concentration, or treatment of ground ore.

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SCHEDULE B

FENIX PROJECT

1.1	General

The Fenix nickel laterite deposits are located near El Estor in the Department of Izabal, Guatemala. The mineral rights to most of the deposits are held under a 25 year renewable exploitation licence by Compañia Guatemalteca de Níquel S.A. (“CGN”). CGN is a Guatemalan company, the shares of which are 98.2% owned by HMI Nickel Inc., a subsidiary of HudBay, and 1.8% by the Guatemalan Government. CGN was formerly named Exploraciones y Explotaciones Mineras Izabal, S.A. (Exmibal), which mined and processed the La Gloria deposits (Areas 212 and 213) near El Estor from 1977 until 1980.

The initial Fenix feasibility study was completed on October 16, 2006 (the “2006 Feasibility Study”), and the related technical report was issued in September 2006 and filed at www.sedar.com on November 17, 2006 (the “2006 Technical Report”). The 2006 Technical Report was later updated to incorporate exploration results up to June, 2007, revised mineral resource and mineral reserve estimates and revised power supply and bulk material transportation strategies. Following the acquisition of Skye Resources by HudBay Minerals, the technical report that was prepared in 2007 was re-filed by HudBay in November 2008 (the “2008 Technical Report”) with the purpose of disclosing that the hydrometallurgical process contemplated for treatment of the limonite material was no longer considered to possess the immediate potential for economic extraction.

In late 2008, HudBay put the construction of the Fenix project on suspension due to the onset of the economic crisis at the time. The project was put on care and maintenance and some limited work continued on site including the upgrading of the road from the town of Rio Dulce to El Estor and the continuance of social programs in the region. HudBay in mid-2009 commissioned Golder to peer review and evaluate the resource methodology and the mine plan. Included in the findings was recognition that the mine plan and the resource methodology had not been optimized. Hatch was engaged in late 2009 to scope the potential possibilities for sourcing electrical power for the project in recognition that the methodology proposed in the 2006 Feasibility Study was not optimal for HudBay’s circumstances.

In late 2009 Golder was engaged to re-calculate the resource model and re-design the mine plan. Hatch was engaged in early 2010 to update the 2006 Feasibility Study with current operating and capital cost estimates, review and redesign the power strategy and account for costs incurred on the project to date.

The limonite resource stated in the 2008 Technical Report is absent from this report because HudBay does not consider that this material has the potential to be economically viable under conventional processing technology.

In early 2010, the changes due to the new resource calculation were deemed significant enough to warrant disclosure of the revised mineral resource estimate in advance of completion of the updated feasibility study.

The update of the 2006 Feasibility Study is underway.

1.2	Geology and Exploration

The nickel deposits are lateritic weathering profiles that have formed on peridotites thrust into place during the early Tertiary. The most important deposits are located in the area subject to the Fenix exploitation license largely on northeast or southeast trending terraces and spurs on the south flanks of the Sierra de Santa Cruz at elevations between 370 and 800 metres. Total topographic relief in the area is 1,000 metres. Additional important deposits are found on lower terraces and spurs on Sierra de las Minas in the Montufar licence at elevations of 300 – 450 metres elevation.

Previous exploration involved traditional methods of mapping and sampling by way of manual and power drills, test pits and channel sampling. In 2005 CGN undertook a diamond core drilling program to evaluate known laterite mineral resources in the 212, 213, 215, 217 and 251 areas and to validate the historic Exmibal sample database.

Dr. Paul Golightly of Golightly Geoscience verified the historic data and compiled a located sample database of nickel, cobalt, iron, magnesia, silica and dry density. CGN’s core drilling assays were used to establish factors to correct an iron bias in the historic sample database, and to derive calculated values for magnesia, silica and dry density as these variables were not present for the entire historic database.

CGN’s core drilling was conducted in three phases:

•	A program of twin drilling in areas of historic drilling at 212, 213, 217 where historic drill spacing is generally 25 metres or less.

•	A program of in-fill drilling in 215, 217, 216 and 251 to achieve a general drill spacing of 50 metres or less.

•	A preliminary program of twin drilling and a geostatistical cross in the high grade 221-1 area of Montufar.

The cut-off date for the drilling used in the HudBay mineral resource estimates is 31 December, 2009.

As of February 2010 HudBay is diamond drilling the proposed mine areas of 212 and 213 which are currently delineated using the auger drill method. The proposed program is 8,000-10,000 metres with four drills operating and is intended to be completed in May of 2010.

1.3	Mineral Resource Estimates

The Mineral Resource estimates reported in the 2008 Technical Report are summarised in Table 1.1 below. These estimates are presented separately for the areas covered by the 2006 Feasibility Study and for the other areas. While Mineral Resource estimates in the 2006 Feasibility Study areas were estimated based on 3D modeling of the geology and grade distribution and last updated by Snowden in 2007, the Mineral Resource estimates for the other areas were originally prepared for all areas using Inco’s 2-D LES (Laterite Estimation System) method. These historical estimates were audited and validated by AMEC (2003) and by Golightly Geoscience (2006) and were deemed to be realistic in their stated purpose of defining a resource for a Preliminary Assessment. These deposits will require re-estimation in 3-D format to enable mine planning. This remodelling will be completed within the scope of the present update of the Feasibility Study to be completed by mid-2010.

The saprolite Mineral Resource estimates presented in Table 1.1 correspond to the portion of the mineralization to be processed by pyromettalurgy to produce a traditional Ferro-Nickel product while the limonite Mineral Resource estimates were deemed in 2008 to be amenable to an acid leach type of mineral processing.

Table 1.1: 2008 Mineral Resource Estimates of the Fenix Project

	Feasibility Study Estimates[1]				Other Area
	- Areas 212, 213, 215, 217, 251				Estimates[2]
	Tonnes x 10[6]	Nickel %	Cobalt %	Tonnes x 10[6]	Nickel %	Cobalt %
Saprolite†
Measured	24.67	1.54	*	8.7	1.79	*
Indicated	36.78	1.45	*	27.1	1.82	*
Measured & Indicated	61.45	1.49	*	35.8	1.81	*
Inferred	43.01	1.25	*	48.2	1.64	*

Limonite
Measured	44.32	1.12	0.110	2.30	1.10	0.093
Indicated	2.21	1.02	0.098	10.30	1.20	0.101
Measured & Indicated	46.53	1.11	0.110	12.60	1.18	0.100
Inferred†	14.70	1.01	0.083	32.80	1.15	0.095

- B2 -

Notes:

[1]

0.80% Ni cut-off saprolite; 1.00% Ni equivalent cut-off limonite where Ni equivalent = Ni + 3 Co. Mineral Resource Estimates also reported at 1.50% Ni cut-off for saprolite; 1.25% Ni equivalent cut-off for limonite in Snowden (2006).

[2]	1.60% Ni cut-off saprolite; 1.00% Ni equivalent cut-off limonite where Ni equivalent = Ni + 3 Co.
*	Not reported
†	Saprolite includes transition material

In second half of 2009, Golder Associates was engaged by HudBay to update the Life of Mine (“LOM”) Plan supporting the 2006 Feasibility Study previously done by Snowden consultants. While the LOM plan is being finalised, Golder Associates has completed an update of the mineral resource estimates for the areas 212, 213, 215, 216, 217 and 251 prior to conversion to mineral reserves. These updated mineral resource estimates are summarised in Table 1.2 below.

In order to report the mineral resource estimate, the potential for economic extraction of the mineralization was defined as follows:

•

Only the saprolite (including transition) portion of the mineralization with a suitable chemistry was included in the updated mineral resource (note that internal limonite dilution has already been incorporated in the geological model). Suitability of the chemistry was tested on large areas based on the assumption that small individual blocks with extreme chemistry could be successfully blended by operating different part of the deposits simultaneously and by an expansion of the existing stacking-reclaiming facility

•

After compiling grade-tonnage curves, a cut-off grade of 1.6% Ni in areas 212, 213z1, 213z2, 217z1 and 251 and 1.5% Ni in areas 215, 215inf, 216, 217z2 and 217z3 was deemed to constitute the optimum compromise between resource utilization and minimum acceptable economic return on investment

•

A minimum of two consecutive vertical blocks above cut-off (2 metres) was applied as an additional constraint in order to remove thin and isolated layers. A maximum of 2 metres of vertical internal waste within the “ore layer” was also applied based on the assumption than any larger waste inclusion could be selectively mined out and disposed without entering the plant feed stream.

•

For the measured and indicated mineral resource estimates, a Lerch-Grossman algorithm was applied in order to eliminate the blocks which would necessitate an unrealistic amount of incremental stripping or mine development to be successfully extracted. The constraints applied through the Lerch-Grossman and minimum ore thickness criteria result in a very small portion of the blocks above cut-off to be excluded from the mineral resource estimate. In the opinion of Golder, approximately 97% of the mineralization grading above cut-off presents potential for economic extraction.

- B3 -

Table 1.2: Mineral Resource Estimates for Areas 212, 213, 215, 216, 217 and 251

Classification	Area	%Ni cut-off	000’ Dry Tonnes	%Ni
	212	1.6	4,793	2.09
Measured	213z1	1.6	724	2.19
	217Z1 East	1.6	2,218	2.09
	Total		7,735	2.09
	213z2	1.6	168	1.94
	215	1.5	3,346	1.85
	216	1.5	5,895	1.75
Indicated	217z1 West	1.6	537	1.82
	217z2	1.5	9,441	1.86
	251	1.6	9,067	1.97
	Total		28,454	1.87
Measured + Indicated	Total		36,190	1.92
	217z3	1.5	3,900	1.8
	Total		9,700	1.8

It is important to note that the 2010 “Other Areas Estimate” is excluded from the revised estimate presented in Table 1.2 and presented separately in Table 1.3. The restatement of the mineral resource estimates for these other areas is necessary to avoid duplication since some of these zones, i.e. 216 area and part of 217 area have been covered by recent core drilling and are now included in the areas considered for the update of the Feasibility Study.

Table 2.3: Historical Mineral Resource Estimates for the Other Areas

Classification	000’ Tonnes	% Ni
Measured	8,713	1.79
Indicated	26,074	1.82
Measured+Indicated	34,787	1.81
Inferred	26,118	1.75

Prior mineral resource estimates presented in Table 1.1 include estimates for the Limonite portion of the profile which was deemed by Skye Resources to be amenable to a pressure acid leaching type of mineral processing. HudBay has conducted further investigations without being able to confirm the economic potential of this processing alternative. As a result, no limonite mineral resource estimates are being reported in 2010.

The significant reduction in the updated saprolite mineral resources amenable to pyrometallurgical processing, as reported in Table 1.2, is largely related to the use of a higher cut-off in 2009. This increase in cut-off was deemed necessary in order to support the potential for economic extraction. Previous mineral resource estimates were based

- B4 -

on the assumption of stockpiling very large quantity of low grade mineralization which in Golder’s opinion would have proven difficult to execute in a safe and economic manner. When compared to the tonnage and grade reported by Snowden for the same areas in the 2007 Technical Report at a 1.6% Ni cut-off, the Golder mineral resource estimates are actually showing more tonnage of high grade mineralization.

In the other areas, (Table 1.3) a reduction is observed in the total inferred mineral resource estimates and is due to the inclusion of areas 216 and part of 217 in Table 1.2 and to the removal of the Mantos areas, for which mineral rights have been released by CGN in 2008.

1.4	Prospects for Economic Extraction

A test to justify the reasonable prospects for economic extraction was conducted. This test included updating the 2006 Feasibility Study cash flow model supporting the historic reserve number with the newly calculated resource number outlined in this technical report, and applying reasonable mining recovery and dilution numbers to the Measured and Indicated resources. As anticipated the project’s realised return and cash flow after capital and operating costs were positive justifying the determination that the resource contained in Table 1.2 provides for reasonable prospects for economic extraction. Due to the ongoing work by Golder and Hatch, HudBay felt guidance on specific costs was best left for completion of the updated Feasibility Study at which time HudBay will commission the publication of a new Technical Report and declaration of reserve.

1.5	Qualified Persons and Site Visits

The authors of this Technical Report are independent Qualified Persons as defined by NI 43-101.

•	Dr. Paul Golightly, P.Geo has had an association with the Fenix Project since mid 2004 and visited the site on many occasions.

•	Dr. Olivier Tavchandjian, P.Geo has had an association with the Fenix Project since late 2009 and visited the site in August 2009.

Table 1.4: Author’s Responsibilities

Report Section	Q.P.	Input from Others
1: Important Notice	Tavchandjian
2: Summary	Tavchandjian	Golightly, Aceituno, Meagher
3: Introduction	Tavchandjian	Golightly, Aceituno, Meagher
4: Property Description and Location	Golightly	Aceituno, Meagher
5: Accessibility, Climate, Local Resources, Infrastructure and Physiography	Golightly
6: History	Golightly	C.B.McKenzie, RC Osborne
7: Geological Setting	Golightly
8: Deposit Types	Golightly
9: Mineralization	Golightly
10: Exploration	Golightly
11: Drilling	Golightly
12: Sampling Method and Approach	Golightly
13: Sample Preparation, Analyses and Security	Golightly
14: Data Verification	Golightly	Snowden, Skye
15: Adjacent Properties	Golightly
16: Mineral Resource Estimates	Tavchandjian

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Report Section	Q.P.	Input from Others
17: Preliminary Economic Evaluation	Tavchandjian	Hatch, Meagher
18: Interpretations and Conclusions	Tavchandjian	Golightly
19: Recommendations	Tavchandjian	Golightly, Aceituno, Meagher
21: References	N/A
22: Illustrations	N/A
22: Dates and Signatures	N/A
23: Certificates	N/A

1.6	Reliance on Other Experts

In preparation of this report, a series of reports and opinions of third party experts (see references) have been reviewed and accepted by Golder as reasonable basis for some of the assumptions used in the reporting of the mineral resource estimates.

1.7	Interpretation and Conclusions

The Fenix nickel deposits are typical wet-tropical climate laterites and occur as surficial deposits on topographic spurs and terraces in the Lake Izabal region of north-eastern Guatemala. Nickel laterites typically include limonite and saprolite layers and these are both represented in the Fenix deposits.

In Golightly Geoscience’s opinion, the core sampling, sample preparation, analytical procedures and security for the CGN drilling programs are industry standard. The procedures for sampling, compiling and security of the historic data are acceptable and there has been sufficient checking from original sources to confirm that the historic database is acceptable for mineral resource estimation.

Golder Associates compiled located sample databases from the historic data and recent CGN core drilling programs and reviewed the material classifications of Golightly Geoscience that were derived from nickel and iron assays. In Golder’s opinion the compiled data are acceptable for mineral resource estimation.

Golder prepared saprolite mineral resource estimates for Ni, Co, Fe2O3, MgO, SiO2 and dry density for Areas 212, 213, 215, 216, 217 and 251 by first constructing 3-D wireframes of the laterite layers and then interpolating the grade variables by ordinary kriging into conventional 3-D block models in accordance with CIM guidelines. The Mineral Resource estimates were validated by alternative interpolation methods and classified as Measured, Indicated and Inferred categories consistent with the requirements of CIM and NI 43-101. The classification scheme took borehole spacing, mineralization continuity, cut-off grade and potential production rate into account.

The Golder Associates Mineral Resource estimates were peer reviewed and reconciled with mine production records.

1.8	Recommendations

The following program is recommended by Golightly Geoscience and Golder Associates as useful to the continuing planning process:

•

Potential for upgrading saprolite by corestone rejection. The observations by Exmibal during mining shows that this opportunity is unlikely to occur in highly serpentinized saprolite in 212 and 213. However the degree of serpentinization in other areas subject to in-fill drilling appears to be lower and there is potential for upgrading by rejecting fresh corestones during mining. Bulk sampling or large diameter core drilling tests of a few sites in each of 215, 217 and 251 would provide:

•	Size distribution of the nickel grade.

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•	Additional large scale bulk density determinations.

•	A direct measure of the lithological and structural controls on those deposits.

•

Additional check assays. External check analyses suggested a small low nickel bias in the first 3,000 samples of the 2005 diamond drilling and a high alumina bias in the second half of the program. The external check samples should be re-analyzed.

•

Geological mapping. There is considerable outcrop on drill roads in and near areas 217 and 251 as well as excellent exposure of 213. These should be mapped with particular emphasis on structural features.

•	Test of ground penetrating radar to interpolate the contacts of the saprolite ore zone between drill holes.

Programs of additional exploration drilling, both twin and in-fill, followed by updated mineral resource estimates are recommended in the following areas to expand and delineate resource in areas not considered in the forthcoming Feasibility Study and would cost approximately US$8.6 million.

•	Diamond drilling the auger supported resource areas of 212 and 213 that are to be incorporated into the mine plan in the updated Feasibility Study.

•	Area 218 deposits.

•	Montúfar property, the Cristina area 221 & 222 deposits.

•	The lower terraces of area 215, south of terrace 215-1. In-fill drilling at 50 metre spacing is recommended, for areas 260 (Amate) and 219.

•	Reconnaissance of favourable landforms in the Chulac area west of Amate and in the north west part of area 255.

•	Upgrading test comprising:

•	Excavation (pits or trenches) of bulk saprolite and size distribution of nickel and in selected sites in pyroxene-rich harzburgite hosted areas of relatively low serpentinization; and

•	Size analysis of selected archival diamond drill core

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SCHEDULE C

AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee is appointed by the Board of Directors to assist the Board of Directors in its oversight and evaluation of:

•	the quality and integrity of the financial statements of the Company,

•	the compliance by the Company with legal and regulatory requirements in respect of financial disclosure,

•	the qualification, independence and performance of the Company’s independent auditor,

•	the assessment, monitoring and management of the strategic, operational, reporting and compliance risks of the Company’s business (the “Risks”), and

•	the performance of the Company’s Chief Financial Officer.

In addition, the Audit Committee provides an avenue for communication between the independent auditor, the Company’s Chief Financial Officer and other financial senior management, other employees and the Board of Directors concerning accounting, auditing and Risk management matters.

The Audit Committee is directly responsible for the recommendation of the appointment and retention (and termination) and for the compensation and the oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between senior management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.

The Audit Committee is not responsible for:

•	planning or conducting audits,

•	certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with generally accepted accounting principles.

Each member of the Audit Committee shall be entitled to rely in good faith upon:

•

financial statements of the Company represented to him or her by senior management of the Company or in a written report of the independent auditor to present fairly the financial position of the Company in accordance with generally accepted accounting principles; and

•	any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

“Good faith reliance” means that the Audit Committee member has considered the relevant issues, questioned the information provided and assumptions used, and assessed whether the analysis provided by senior management or the expert is reasonable. Generally, good faith reliance does not require that the member question the honesty, competence and integrity of senior management or the expert unless there is a reason to doubt their honesty, competency and integrity.

The fundamental responsibility for the Company’s financial statements and disclosure rests with senior management. It is not the duty of the Audit Committee to conduct investigations, to itself resolve disagreements (if any) between senior management and the independent auditor or to assure compliance with applicable legal and regulatory requirements.

In discharging its obligations under this Charter, the Audit Committee shall act in accordance with its fiduciary duties.

REPORTS

The Audit Committee shall report to the Board of Directors on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Audit Committee shall include any issues of which the Audit Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditor and changes in Risks.

The Audit Committee also shall prepare, as required by applicable law, any audit committee report required for inclusion in the Company’s publicly filed documents.

COMPOSITION

The members of the Audit Committee shall be three or more individuals who are appointed (and may be replaced) by the Board of Directors on the recommendation of the Company’s Corporate Governance and Nominating Committee. The appointment of members of the Audit Committee shall take place annually at the first meeting of the Board of Directors after a meeting of shareholders at which directors are elected, provided that if the appointment of members of the Audit Committee is not so made, the directors who are then serving as members of the Audit Committee shall continue as members of the Audit Committee until their successors are appointed. The Board of Directors may appoint a member to fill a vacancy that occurs in the Audit Committee between annual elections of directors. Any member of the Audit Committee may be removed from the Audit Committee by a resolution of the Board of Directors. Unless the Chair is elected by the Board of Directors, the members of the Audit Committee may designate a Chair by majority vote of the members of the Audit Committee.

Each of the members of the Audit Committee shall meet the Company’s Categorical Standards for Determining Independence of Directors and shall be financially literate (or acquire that familiarity within a reasonable period after appointment) in accordance with applicable legislation and stock exchange requirements. No member of the Audit Committee shall:

•

accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries[1] (other than remuneration for acting in his or her capacity as a director or committee member) or be an “affiliated person”[2] of the Company or any of its subsidiaries, or

•

concurrently serve on the audit committee of more than three other public companies without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board of Directors and their determination that such simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee (which determination shall be disclosed in the Company’s annual management information circular).

A majority of the members of the Audit committee shall be “resident Canadians”, as contemplated by the Canada Business Corporations Act.

[1]	A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).
[2]	An “affiliate” of a person is a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

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RESPONSIBILITIES

Independent Auditor

The Audit Committee shall:

•

Recommend the appointment and the compensation of, and, if appropriate, the termination of the independent auditor, subject to such Board of Directors and shareholder approval as is required under applicable legislation and stock exchange requirements.

•	Obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit Committee and the Board of Directors.

•	Oversee the work of the independent auditor, including the resolution of any disagreements between senior management and the independent auditor regarding financial reporting.

•

Pre-approve all audit and non-audit services (including any internal control-related services) provided by the independent auditor (subject to any restrictions on such non-audit services imposed by applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators).

•

Adopt such policies and procedures as it determines appropriate for the pre-approval of the retention of the independent auditor by the Company and any of its subsidiaries for any audit or non-audit services, including procedures for the delegation of authority to provide such approval to one or more members of the Audit Committee.

•	Provide notice to the independent auditor of every meeting of the Audit Committee.

•	Approve all engagements for accounting advice prepared to be provided by an accounting firm other than independent auditor.

•	Review quarterly reports from senior management on tax advisory services provided by accounting firms other than the independent auditor.

•	Review expense reports of the Chairman and the Chief Executive Officer.

The Audit Process, Financial Statements and Related Disclosure

The Audit Committee shall:

•	Meet with senior management and/or the independent auditor to review and discuss,

•	the planning and staffing of the audit by the independent auditor,

•

before public disclosure, the Company’s annual audited financial statements and quarterly financial statements, the Company’s accompanying disclosure of Management’s Discussion and Analysis and earnings press releases and make recommendations to the Board of Directors as to their approval and dissemination of those statements and disclosure,

•

financial information and earnings guidance provided to analysts and rating agencies: this review need not be done on a case by case basis but may be done generally (consisting of a discussion of the types of information disclosed and the types of presentations made) and need not take place in advance of the disclosure,

•

any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements,

•	all critical accounting policies and practices used,

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•

all alternative treatments of financial information within GAAP that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor,

•	the use of “pro forma” or “adjusted” non-GAAP information,

•	the effect of new regulatory and accounting pronouncements,

•	the effect of any material off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise) on the Company’s financial statements,

•

any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit Committee in connection with certification of forms by the Chief Executive Officer and/or the Chief Financial Officer for filing with applicable securities regulators, and

•

the adequacy of the Company’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel (including any fraud involving an individual with a significant role in internal controls or management information systems) and any special steps adopted in light of any material control deficiencies.

•	Review disclosure of financial information extracted or derived from the Company’s financial statements.

•	Review with the independent auditor,

•	the quality, as well as the acceptability of the accounting principles that have been applied,

•

any problems or difficulties the independent auditor may have encountered during the provision of its audit services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with senior management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to senior management and the Company’s response to that letter or communication, and

•	any changes to the Company’s significant auditing and accounting principles and practices suggested by the independent auditor or other members of senior management.

Risks

The Audit Committee shall:

•

Recommend to the Board of Directors for approval a policy that sets out the Risks philosophy of the Company and the expectations and accountabilities for identifying, assessing, monitoring and managing Risks (the “ERM Policy”) that is developed and is to be implemented by senior management.

•

Meet with senior management to review and discuss senior management’s timely identification of the most significant Risks, including those Risks related to or arising from the Corporation’s weaknesses, threats to the Corporation’s business and the assumptions underlying the Corporation’s strategic plan (“Principal Risks”).

•

Approve a formalized, disciplined and integrated enterprise risk management process (the “ERM Process”) that is developed by senior management and, as appropriate, the Environmental Health and Safety Committee, to monitor, manage and report Principal Risks.

•	Recommend to the Board of Directors for approval policies (and changes thereto) setting out the framework within which each identified Principal Risks of the Corporation shall be managed.

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•

At least semi-annually, obtain from senior management and, as appropriate, the Environmental Health and Safety Committee, a report specifying the management of the Principal Risks of the Corporation including compliance with the ERM Policy and other policies of the Corporation for the management of Principal Risks.

•	Review with senior management the Company’s tolerance for financial Risk and senior management’s assessment of the significant financial Risks facing the Company.

•

Discuss with senior management, at least annually, the guidelines and policies utilized by senior management with respect to financial Risk assessment and management, and the major financial Risk exposures and the procedures to monitor and control such exposures in order to assist the Audit Committee to assess the completeness, adequacy and appropriateness of financial Risk disclosure in Management’s Discussion and Analysis and in the financial statements.

•	Review policies and compliance therewith that require significant actual or potential liabilities, contingent or otherwise, to be reported to the Board of Directors in a timely fashion.

•	Review the adequacy of insurance coverages maintained by the Company.

Compliance

The Audit Committee shall:

•

Obtain reports from senior management that the Company’s subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company’s Code of Business Conduct and Ethics including disclosures of insider and affiliated party transactions and environmental protection laws and regulations.

•

Review with senior management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.

•	Review senior management’s written representations to the independent auditor.

•

Advise the Board of Directors with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Business Conduct and Ethics.

•

Review with the Company’s General Counsel legal matters that may have a material impact on the financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

•	Establish procedures for,

•	the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and

•	the confidential, anonymous submission by employees of the Company with concerns regarding any accounting or auditing matters.

Delegation

To avoid any confusion, the Audit Committee responsibilities identified above are the sole responsibility of the Audit Committee and may not be allocated by the Board of Directors to a different committee without revisions to this Charter.

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MEETINGS

The Audit Committee shall meet at least quarterly and more frequently as circumstances require. All members of the Audit Committee should strive to be at all meetings. The Audit Committee shall meet separately, periodically, with senior management and the independent auditor and may request any member of the Company’s senior management or the Company’s outside counsel or independent auditor to attend meetings of the Audit Committee or with any members of, or advisors to, the Audit Committee. The Audit Committee also may meet with the investment bankers, financial analysts and rating agencies that provide services to, or follow, the Company. The Audit Committee will also meet in camera at each of its regularly scheduled meetings.

Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine. The powers of the Audit Committee may be exercised at a meeting at which a quorum of the Audit Committee is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution at a meeting of the Audit Committee. Each member (including the Chair) is entitled to one (but only one) vote in Audit Committee proceedings.

Meetings of the Audit Committee shall be held from time to time and at such place as a member of the Audit Committee may request upon 48 hours prior notice. The notice period may be waived by a quorum of the Audit Committee.

Except as otherwise provided in this Charter, the Audit Committee may form and delegate authority to individual members and subcommittees of the Audit Committee where the Audit Committee determines it is appropriate to do so.

INDEPENDENT ADVICE

In discharging its mandate, the Audit Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit Committee determines to be necessary to permit it to carry out its duties.

ANNUAL EVALUATION

Annually, or more frequently at the request of the Senior Vice President and General Counsel as a result of legislative or regulator changes, the Audit Committee shall, in a manner it determines to be appropriate:

•	Conduct a review and evaluation of the performance of the Audit Committee and its members, including the compliance of the Audit Committee with this Charter.

•

Review and assess the adequacy of its Charter and the position description for its Chair and recommend to the Board of Directors any improvements to this Charter or the position description that the Audit Committee determines to be appropriate, except for minor technical amendments to this Charter, authority for which is delegated to the Senior Vice President and General Counsel, who will report any such amendments to the Board of Directors at its next regular meeting.

* * * * * * * * * * * * * * *

Appendix A

•	Review the experience and qualifications of the senior members of the independent auditor’s team.

•	Discuss with the independent auditor its internal quality-control procedures.

•	Confirm with the independent auditor that it is in compliance with applicable legal, regulatory and professional standards relating to auditor independence.

•	Confirm with the independent auditor that it is a participating audit firm of the Canadian Public Accountability Board in compliance with all restrictions or sanctions imposed on it (if any).

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•	Review and approve clear policies for the hiring by the Company of partners, employees and former partners and employees of the present and former independent auditor.

•

Review periodic reports from the independent auditor regarding its independence and consider whether there are any non-audit services or relationships that may affect the objectivity and independence of the independent auditor and, if so, recommend that the Board of Directors take appropriate action to satisfy itself of the independence of the independent auditor.

•	Obtain and review such report(s) from the independent auditor as may be required by applicable legal and regulatory requirements.

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